09037338

tellabs

2008 Annual Report

INNOVATION AHEAD





Inventing the future Rick Younce in Naperville, Ill., is among Tellabs' leading inventors, with more than 20 patents.

On the cover:
Innovating for customers Among Tellabs innovators are (left to right): Chirayu Shah in Santa Clara, Calif.; Marjo Uusi-Äijö in Espoo, Finland; and Subbarao Nalajala in Naperville, Ill.

INNOVATION AHEAD

Tellabs helps customers succeed through innovation. That's why 41 of the top 50 global telecom service providers choose Tellabs solutions for mobile and wireline networks. Our innovations help customers get ahead by adding revenue, reducing expenses and optimizing networks.

Tellabs (NASDAQ: TLAB) is part of the S&P 500, NASDAQ Global Select Market, Ocean Tomo 300 Patent Index, and corporate responsibility indexes such as KLD and FTSE4Good.

CONTENTS

TELLABS FINANCIAL HIGHLIGHTS

Tellabs fiscal years ended January 2, 2009, and December 28, 2007.

In millions, except per-share and employee data	2008	2007	Change
Revenue	$ 1,729	$ 1,913	-10%
Gross profit	$ 660	$ 674	-2%
Operating (loss) earnings	$ (970)	$ 27	N/M
(Loss) earnings before income tax	$ (953)	$ 70	N/M
Net (loss) earnings	$ (930)	$ 65	N/M
Net (loss) earnings per share	$ (2.32)	$ 0.15	N/M
Total cash, cash equivalents and marketable securities	$ 1,152	$ 1,219	-5%
Total assets	$ 2,508	$ 3,747	-33%
Total liabilities	$ 662	$ 833	-21%
Stockholders' equity	$ 1,846	$ 2,913	-37%
Net cash provided by operating activities	$ 131	$ 133	-2%
Working capital	$ 1,395	$ 1,439	-3%
Research and development expense	$ 305	$ 343	-11%
Return on average stockholders' equity	-39.1%	2.2%	N/M
Weighted average shares outstanding	400	441	-9%
Number of shares outstanding at year-end	396	419	-5%
Number of employees	3,228	3,716	-13%



Revenue
In millions
2005
2006
2007
2008
$2100
$1050
$0

More than one-third of Tellabs' 2008 revenue came from growth products.

To help our customers succeed, we focus on the innovations ahead.



Robert W. Pullen, Chief Executive Officer and President

Dear Stockholders, Customers, Employees and Friends,

Tellabs moved forward during challenging times in 2008, my first year as CEO.

Like you, we see the global economy falling fast. Recession and financial turmoil will continue to shake the global economy and our industry for the foreseeable future. In response, our customers are curtailing capital spending. We have to prepare for this scenario to stay ahead of whatever comes.

Our 2008 revenue fell 10% to $1.7 billion. Yet our actions increased gross profit margins.

Tough times demand decisions, so we:

- Emphasized markets that are growing faster than customers' overall capital spending, such as mobile backhaul, optical networking and business services.
- Refocused our research and development (R&D) resources on growth products, including optical networking and Carrier Ethernet/Internet Protocol (IP).
- Stopped developing the Tellabs® 8865 fiber access system since it was highly unlikely to achieve profitability.
- Cut costs by $100 million with a goal of improving profitability. But to do so, unfortunately, we had to reduce our workforce. We expect 2009 operating expenses to run lower than in 2008.
- Strengthened the Tellabs leadership team by adding technology, sales and marketing expertise (see page 62).
- Judiciously preserved cash to keep our balance sheet solid and avoid debt while we continued to repurchase shares.

As announced in October, Tellabs recorded a non-cash goodwill impairment charge of $988 million (see page 41, Note 4, Goodwill and Intangible Assets). The result was a 2008 loss of $930 million or $2.32 per share.

Our balance sheet remains rock-solid. We hold $1.15 billion in cash, cash equivalents and marketable securities, substantially all in highly liquid investments. We have zero debt. Despite the economic downturn, we're confident that we have a solid financial foundation on which to build our future.

Tough times present an opportunity to pull ahead. We can't cost-cut our way to success. And we can't change the macroeconomic issues beyond our control. So we have to focus on what we can control. It takes hard work, thoughtful actions and some sacrifices.

The job ahead, first, is to make sure that we successfully navigate through the global economic tsunami. Second, we want to emerge from these challenging times even stronger. I am determined that we can and will do both.

The way forward builds on our core strength: innovating to help our customers succeed. In 2008 we invested approximately 18% of revenue, or more than $300 million, in R&D. Today more than 1,300 Tellabs engineers work on network and service innovations around the world. Customers are responding positively. In fact, 41 of the world's top 50 telecom service providers have chosen Tellabs solutions.

Our customers face myriad challenges right now. Although household spending on telecom has flattened and landlines are declining, healthy demand continues for mobile services, higher-speed Internet and video. Many service providers need to upgrade networks even though revenues are flat. As service providers refine their business models to overcome this challenge, Tellabs helps them generate new revenue, reduce expenses and improve profitability.


R&D Investment
52% growth
48% core
2007
80% growth
20% core
2009

About 80% of our 2009 R&D investment is focused on growth products.

To move forward, we are implementing new strategies:

1. Focus our investments in growth products. Going forward, we are concentrating on growth products where we have a competitive lead — the Tellabs® 6000 and 7000 optical networking series, and the Tellabs® 7000 and 8000 Carrier Ethernet and IP series. In 2009, we plan to direct 80% of our R&D resources toward our growth products. We also are investing in Tellabs® professional services. Growth products and services generated more than one-third of our 2008 revenue.

In 2008, we launched the new Tellabs® 8605 and 8607 access switches and the new Tellabs® 6335 switch node. We announced the future Tellabs® 7300 Ethernet series, which we plan to ship in 2009. Our core products, the Tellabs® 1000, 3000, 5000 and 8100 series, and deployment services continue to generate revenue and profits we need to pursue our strategies.

2. Innovate in growth markets. Service providers need to spend in areas that Tellabs solutions address:

- As mobile Internet and video grow, Tellabs® Mobile Backhaul Solutions reduce operating expenses and smooth the transition to 3G and 4G. So far, 96 customers, including BT, Vodafone and T-Mobile Hungary, have chosen our newest solution.
- As bandwidth demand grows in metro networks, Tellabs® Optical Networking Solutions handle growth and reduce expenses. For instance, Verizon delivers video and high-speed Internet services through Tellabs optical networking.
- As enterprises seek multimedia services with the highest availability and reliability, Tellabs® Business Services Solutions enable service providers to deliver. Fortune 500 companies depend on Tellabs solutions for global connectivity.

Tellabs is a global company, doing business in more than 90 countries. Although most of our revenue historically has come from North America, almost 80% of 2009 telecom capital spending is expected to be elsewhere. Now, we're optimizing our global sales and service coverage to increase resources outside North America. Nearly one-third of our revenue comes from outside North America.


Revenue Outside North America
2006
2007
2008
35%
30%
25%
20%
15%
10%
5%
0

Nearly one-third of overall revenue now comes from outside North America.

3. Pursue flawless execution. A strategy is only as good as its execution. Our 2009 goals are to increase revenue from growth products, enhance gross profit margins, reduce expenses and improve customer satisfaction.

In our industry, the ongoing challenge is the law of gravity: selling prices fall over time, so our costs must fall even faster. We're taking a long view on costs by:

- Increasing R&D and supply chain work in lower-cost geographies that offer a well-educated workforce,
- Aggressively managing down product costs through value engineering,
- Reducing supplier complexity and simplifying with fewer components,
- Buying parts at lower costs, and
- Reducing product complexity and the number of inventory items we stock.

We are intensely focused on implementing our strategies. They will enable us to emerge as leaders when spending rebounds. During my 24 years at Tellabs, I've seen that when we focus, we win.

We're excited about what's ahead. Despite today's uncertain economic climate, we see clear signs of long-term opportunities. Telecom enriches lives as people use mobile phones, Internet and TV to stay connected, informed, educated and entertained. Telecom infrastructure is an engine of growth in emerging economies and an enabler of global commerce everywhere. Tellabs enriches lives by innovating the way the world connects.

Half the world's people now carry mobile phones. Mobile devices are evolving to put the power of a PC in your hand, opening new horizons for growth in telecom.

If you've used an iPhone™ or BlackBerry® to surf the Internet, you see what I mean. In emerging countries such as Indonesia, mobile devices are becoming the primary means of Internet access. But that's just the beginning. Today, with mobile devices you can pay for routine purchases in Scandinavia, start your car in Japan or obtain financial services without a bank in Africa and India.

What's ahead is even more fascinating, as we peer into university laboratories:

- At UCLA, a "cell phone" scans blood-cell samples and sends the results to a lab.
- At Purdue University, Bluetooth signals from mobile devices enable traffic monitoring.
- At the University of Washington, mobile devices calculate commuters' carbon footprints.

We see a growing role for telecom in reducing energy use in the years ahead. For example, Tellabs helped Brazilian railroad MRS Logistica centralize its management system to enable "smart logistics." Now MRS can put more trains on the tracks, increasing its revenue and profit potential. Compared with trucks, trains save energy and reduce carbon emissions. We are also working to make Tellabs products more energy-efficient, as one of our commitments to corporate social responsibility (see pages 16–19).

Huge energy savings can be realized. By the year 2020, telecom and information technologies could save $800 billion a year in energy, according to the *GeSI Smart 2020* report.

We are fortunate that Tellabs is well-positioned in a global industry that remains vital. Yet, we clearly will face challenging times as we implement our strategies. I am confident that we have the right customers, the right people and the right solutions to succeed in the years ahead.

Sincerely,

Robert W. Pullen
Chief Executive Officer and President

March 3, 2009

Investors ask: What's ahead for Tellabs?

CEO Robert W. Pullen answers investors' frequently asked questions.

Q. Given the ongoing financial turmoil, what is your outlook?

A. Tellabs has made significant strides in areas we control, such as operating expenses.

What we can't control is service providers' capital spending, which many customers have stated they are curtailing. To address that concern, our strategy pinpoints addressable markets that are growing faster than overall capital spending — mobile backhaul, optical networking and business services. We're also adding resources outside North America, where almost 80% of capital spending occurs. Whatever revenue 2009 brings, our goals are to continue generating cash as well as operating income.

Q. How can your plans for growth in target markets succeed?

A. We have carefully selected markets where Tellabs has successfully innovated and where we have strong customer relationships. For instance, in mobile backhaul, we were first to market with a solution that offers customers a lower total cost of ownership as they migrate to 3G and 4G networks. We were able to anticipate our mobile customers' needs because we've been working with them for 20 years to increase their revenue and lower their expenses. Similarly, we offer differentiated solutions with quantifiable benefits in all our addressable markets. That said, we fully recognize that we need to keep innovating every day to stay ahead.

Q. What is your strategy for growing the services business?

A. We're focused on consulting services that help customers solve their business challenges. During 2008, we provided professional services for about 200 projects around the world, including network optimization, business case analysis and network performance enhancements. Although professional services are a small portion of our services business today, this revenue is growing substantially and profitably. Our professional services add value for customers and differentiate Tellabs from competitors.

Q. Tellabs has $1.15 billion in cash and equivalents. How do you intend to use it? Are you planning a merger or acquisition, given some very attractive valuations?

A. Thanks to the prudent decisions by our board of directors and leadership, Tellabs is fortunate to have a solid balance sheet with cash, cash equivalents and marketable securities, and no debt. Customers prefer to do business with financially solid suppliers.

We intend to grow Tellabs organically. You might see us opportunistically purchase a key technology to gain a timing advantage, but we would pursue a merger or acquisition only if it clearly adds value for our customers and shareowners. That said, we have no imminent plans in this area.

Q. How will you continue to improve the gross profit margins of Tellabs products?

A. Our gross margins improved 3 percentage points to 38.2% during 2008. For instance, we've improved gross margins on the Tellabs® 7100 system over the past two years. We'll continue to work on gross margins by aggressively managing down product costs through value engineering, simplifying products with fewer components, sourcing parts at lower costs, reducing product complexity, using fewer suppliers and reducing our inventory items.

Q. Is your core business declining? What effect will tough times have on core products?

A. Since our core products (Tellabs® 1000, 3000, 5000 and 8100 series) are later in their life cycles, they'll likely decline over time. Our strategy is to pursue growth products and services in order to counterbalance this anticipated decline.

During tough times, different customers will take different approaches. As they tighten their belts, some will try to squeeze more out of existing assets, which is good for our core products. Others will accelerate the adoption of new technologies to reduce their capital and operating expenses, which is good for our growth products.

Q. You recently added Dr. Vikram Saksena, chief technology officer (CTO), Rizwan Khan, executive vice president of global marketing, and Roger J. Heinz, executive vice president of global sales and services, to Tellabs' executive team. Why?

A. To successfully innovate for customers and gain a competitive edge, we have to detect technology trends and market opportunities well before they unfold. That's why we need experienced top-level executives who specifically focus on technology and on the marketplace. These key roles look at our business from the outside in, taking a longer-term global view of how best to position Tellabs for the future. We plan to innovate, market and sell our way through the downturn, so we can emerge even stronger on the other side. Our new executives complement a strong existing leadership team.
(See page 62 for biographies of the Tellabs leadership team.)

TRACK RECORD OF INNOVATION

System	Industry First
Tellabs® 5500	First optical interfaces on digital cross-connects for more bandwidth in fewer network elements
Tellabs® 8100	First end-to-end managed mobile backhaul system to run networks more efficiently
Tellabs® 7100	First integration of multiservice provisioning platform (MSPP), Ethernet switching and dynamic optical layer for more bandwidth with less equipment
Tellabs® 6325	First fully featured micro-MSPP for cost and space savings
Tellabs® 8800	First service-interworking multiservice edge router to migrate to new networks with guaranteed service quality
Tellabs® 8600	First purpose-built pseudowire solution to migrate mobile backhaul networks to Ethernet
Tellabs® 3700	First mobile-packet voice-quality enhancement solution for improved sound quality with less bandwidth


Unified Network Management
Intelligent Radio Access Network (RAN)
Higher capacity, improved density optimized Carrier Ethernet
Tellabs 7300 Ethernet series
Tellabs 6335 switch node
Tellabs 8605 and Tellabs 8607 access switches

Product Pipeline

In 2008, Tellabs introduced the new Tellabs® 8605 and 8607 access switches and Tellabs® 6335 switch node. In the first half of 2009, we will start shipping the Tellabs® 7300 Ethernet series. We're working on a robust pipeline of new telecom innovations ahead.



Innovation puts our customers ahead

More than 1,300 Tellabs engineers work every day to push technology limits and tackle our customers' toughest challenges. One innovation at a time, we help our customers succeed.

When it comes to innovation, one of Tellabs' key advantages is our size. As a medium-sized company, we can innovate more quickly than the giants. And our experienced engineering teams, long-standing customer relationships and rock-solid financial foundation put us well ahead of start-ups.

Under Tellabs' strategy to focus our portfolio, in 2009 we are investing 80% of our R&D resources in:

- Optical networking products, such as the Tellabs® 7100 optical transport system and the Tellabs® 6300 managed transport system, and
- Carrier Ethernet and IP products, such as the Tellabs® 8600 managed edge system, the Tellabs® 8800 multiservice router and the new Tellabs® 7300 Ethernet series.

Under our strategy to innovate in growth markets, we are delivering solutions that address customers' most critical needs: mobile backhaul, optical networking and business services.

Innovating with growth products
Among the inventors developing Tellabs growth products are (left to right): Balaji Rajagopalan in Santa Clara, Calif.; Pentti Immonen in Espoo, Finland; and Lawrence Weizeorick, David Jenkins and Jonathan Sadler, in Naperville, Ill.





Innovation means addressing the thorny problems of mobile backhaul packet synchronization, even before industry standards are set. Tellabs synchronization innovations enable service providers to migrate to 3G and 4G mobile networks ahead of competitors.

Mobile backhaul innovations Three Tellabs pioneers in synchronization for mobile backhaul networks hold a dozen patents among them (left to right): Mikko Laulainen, Heikki Laamanen and Kenneth Hann in Espoo, Finland.

> "We chose the Tellabs solution because it brings manageability, flexibility and scalability."
>
> — George Nazi
> Managing Director, BT 21 CN Programme

INNOVATIONS TO LOWER CUSTOMERS' TOTAL COSTS

As mobile devices become on-the-go personal computers, service providers strive to keep up with growing demands on their networks. Tellabs® Mobile Backhaul Solutions enable service providers to handle the rapid growth in mobile e-mail, Internet and video traffic.

By converging existing and new technologies onto one platform, Tellabs solutions help customers manage traffic cost-efficiently. Our solutions offer a lower total cost of ownership. Service providers can save as much as 93% in the long-term evolution of networks, compared with alternative solutions.

Tellabs® Mobile Backhaul Solutions are in more than 150 networks worldwide, including nearly 100 networks with our newest backhaul technology. In Europe, the Middle East and Africa, more than two-thirds of mobile subscribers already use Tellabs-powered networks.


2008
2009
2010
2011
$6
$5
$4
$3
$2
$1
$0

Addressable mobile backhaul market (in billions)

As providers upgrade to 3G and 4G mobile networks, our addressable mobile backhaul market is forecast to grow at a compound annual rate of 49%.
(Source: Tellabs and third-party estimates.)

> "Tellabs built a platform from scratch dedicated for backhaul. That was unique."
>
> — Andy Jones
> Head of Transport Network Strategy and Architecture, Vodafone Group

USER BENEFITS

New 3G mobile services such as faster Internet, video on demand, interactive gaming and mobile commerce

CUSTOMER BENEFITS

- Migrates backhaul flexibly and profitably to lower-cost packet transport with carrier-class quality
- Provides a lower total cost of ownership, with savings of 60% to 93% in the long-term evolution of mobile networks
- Provisions service up to five times faster than competitors through the Tellabs® 8000 network manager
- Backed up by deep expertise to simplify and expedite complex deployments

PRODUCT PORTFOLIO

Tellabs® 3000 voice-quality enhancement system
Tellabs® 6300 managed transport system
Tellabs® 7300 metro Ethernet switching series
Tellabs® 8000 network manager
Tellabs® 8100 managed access system
Tellabs® 8600 managed edge system
Tellabs® 8800 multiservice router series
Tellabs® Global Services

CUSTOMER EXAMPLES

BT, Celcom, Chunghwa Telecom, Ericsson, Orange Moldova, Nokia Siemens Networks, PLDT/Smart, Sprint Nextel, Swisscom Mobile, Telecom Italia, T-Mobile Hungary, T-Mobile (USA), Inc., Vodacom South Africa, Vodafone Hungary, Vodafone Ireland, Vodafone New Zealand, Wind



Tellabs innovations in optical networking include software that enables customers to easily alter ROADM (reconfigurable optical add/drop multiplexer) networks. Advanced software automatically detects and reroutes traffic as needed, to keep service providers ahead of demand.

Optical networking innovations Among the brains behind Tellabs optical networking solutions are (left to right): Kim Papakos and Mark Boduch in Naperville, Ill.

INNOVATIONS TO SPEED SERVICE AND CUT COSTS

Service providers need more bandwidth in their networks to deliver reliable video, high-speed Internet, mobile services and business services. Tellabs® Optical Networking Solutions enable our customers to address bandwidth needs, support existing services and gain a seamless migration path to future networks.

With Tellabs® Optical Networking Solutions, service providers can save up to 65% in capital expenses, 65% in power consumption and 85% in operating expenses, compared with previous networks.

Tellabs helps speed deployment, so that time to market is weeks faster and revenue flows sooner. With our solutions, delivering additional bandwidth takes only hours. Service providers can deliver services cost-effectively in a way that makes the most sense for their users, networks and businesses.


2008
2009
2010
2011
$6
$5
$4
$3
$2
$1
$0

Addressable optical networking market (in billions)

As users demand more bandwidth from networks, our addressable market for optical networking is forecast to grow at a compound annual rate of 25%.
(Source: Tellabs and third-party estimates.)

USER BENEFITS

Faster downloads, sharper video and business services with the highest availability and Quality of Service

CUSTOMER BENEFITS

- Enables any service to scale up at a lower total cost of ownership
- Provisions bandwidth remotely and quickly, when and where it's needed
- Combines optical networking and services layer on one platform to reduce network elements and capital expenses up to 65% vs. previous networks
- Reduces power consumption up to 65% vs. previous networks
- Reduces operating expenses up to 85% vs. previous networks
- Backed up by deep expertise to simplify and expedite complex deployments

PRODUCT PORTFOLIO

Tellabs® 6300 managed transport system
Tellabs® 7100 optical transport system
Tellabs® 7100 Nano optical transport system
Tellabs® 7300 metro Ethernet switching series
Tellabs® 8000 network manager
Tellabs® Global Services

CUSTOMER EXAMPLES

Bharti, Harris Stratex, Lintasarta, Power Grid Corporation of India Limited, Puerto Rico Telecom Company, Verizon, Vodacom South Africa

> "The willingness of Tellabs to listen to network operators is a major strength."
>
> — Andries Delport
> Executive Director, Engineering and Technology, Vodacom South Africa



Among the extreme engineering challenges for business services is how to manage network congestion. Tellabs' innovative technology prioritizes data and determines the order of information packets, so the most important information always arrives first.

Business services innovations David Curry in Santa Clara, Calif., is behind four Tellabs innovations that bridge existing and next-generation business services.

BUSINESS SERVICES

> "We chose Tellabs because we can offer a seamless transition to users."
>
> — Rodrigo Oliveira
> Engineering and Operations Executive Director, Diveo

INNOVATIONS TO DELIVER HIGH QUALITY OF SERVICE

With bandwidth demand growing and businesses seeking the highest Quality of Service (QoS), service providers need reliable networks that deliver business services with the highest availability. Tellabs® Business Services Solutions, including our Carrier Ethernet and Multiservice Edge solutions, enable service providers to migrate from existing to next-generation networks without disrupting users.

By converging multiple services onto a single platform, providers can add revenue streams from new IP/Ethernet services, reduce operating costs up to 70% and cut power consumption up to 50%, compared with previous networks.


2008
2009
2010
2011
$6
$5
$4
$3
$2
$1
$0

Addressable business services market (in billions)

As businesses demand the highest Quality of Service, our addressable market for business services is forecast to grow at a compound annual rate of 11%.
(Source: Tellabs and third-party estimates.)

> "Tellabs stepped up to deliver the platform that would meet our requirements."
>
> — Luigi Sorbello
> Director of Network Technology, Telstra

USER BENEFITS

Reliable Ethernet, faster connections, high availability and guaranteed service levels

CUSTOMER BENEFITS

- Uniquely converges ATM, frame relay, Ethernet and IP services onto one network for ease of migration
- Enables users of any service to communicate with users of any other service
- Provides Quality-of-Service guarantees and proven Service Level Agreement (SLA) performance through carrier-class design
- Reduces operating expenses up to 70% vs. previous networks
- Reduces overall power consumption up to 50% vs. previous networks
- Backed up by deep expertise to simplify and expedite complex deployments

PRODUCT PORTFOLIO

Tellabs® 7100 optical transport system
Tellabs® 7300 metro Ethernet switching series
Tellabs® 8000 network manager
Tellabs® 8100 managed access system
Tellabs® 8600 managed edge system
Tellabs® 8800 multiservice router series
Tellabs® Global Services

CUSTOMER EXAMPLES

BSNL, CableNet, Diveo, Globe Telecom, Inc., MetroNet, MRS, NTT Communications, PLDT/Smart, Telekom Malaysia, Telstra, Verizon Business

Doing what's right is good business

Sustainable actions make business sense. Tellabs takes each aspect of corporate social responsibility (CSR) seriously:

- Corporate: Making choices that sustain our business for the long term.
- Social: Acting in ways that respect people and protect the environment.
- Responsibility: Expressing Tellabs' character through our words and actions.

By making sustainable choices, we create value over the long term for customers, investors, employees, suppliers and communities. Our customers and investors are asking for more transparency about Tellabs corporate responsibility, so we're addressing it. For more details on CSR, see the corporate responsibility section at www.tellabs.com.

Tellabs' top CSR priorities are energy-efficient products, materials use, waste elimination, supply chain standards and supporting local communities. We continue to maintain high standards in related areas such as ethics and corporate governance (see page 61). During 2009, we will focus on:

- Improving energy-efficiency and materials use as our products evolve,
- Providing clear labor and environmental standards for our suppliers,
- Strengthening the communities where our people live and work, and
- Proactively communicating Tellabs' progress on corporate responsibility.

Socially responsible investors select Tellabs. During 2008, Tellabs was named to several stock indexes for socially responsible investors, including eight KLD Research & Analytics indexes and the FTSE4Good Index.

Direct your suggestions, questions or comments about Tellabs corporate responsibility to corporate.responsibility@tellabs.com.



Volunteering around the world
Tellabs employee volunteers include (left to right): Bill Counts for Habitat for Humanity in Dallas, Texas; Durga Pola for Second Harvest in Santa Clara, Calif.; Lindsay Huber for Junior Achievement in Naperville, Ill.; and Raquel Rodriguez for the Red Cross in Espoo, Finland.

TELLABS CORPORATE RESPONSIBILITY AT A GLANCE

Commitment	2008 Progress	2009 Plans
Environment *Help protect the environment*	• Completed and disclosed first Carbon Disclosure Project survey (CDP6) for North American locations • Tellabs Finland achieved Green Office certification from the World Wildlife Fund (WWF)	• Complete the Carbon Disclosure Project CDP7 survey, reporting on all locations • Initiate work to determine carbon footprint by product • Continue testing reliability of lead-free products
Supply Chain *Expect excellence throughout our supply chain*	• Adopted Electronic Industry Citizenship Coalition (EICC) Code of Conduct • Shared EICC code with supplier base and requested acknowledgement	• Reach all suppliers with our code of conduct expectations • Incorporate corporate responsibility expectations in all new and renewed supplier contracts
Employees *Engage and develop talented people*	• Maintained excellent health and safety record • Recognized by IDG's *Computerworld* as one of best places to work in IT	• Conduct employee engagement survey • Update employee data privacy policy • Expand manager effectiveness, health and wellness initiatives globally
Community *Give back to the communities where we live and work*	• Tellabs Foundation gave almost $1 million • Half of our people pledged through employee giving programs, including a global campaign to relieve hunger; Tellabs matched contributions one-to-one	• Distribute $1 million in Tellabs Foundation grants • Maintain high participation in employee giving programs
Ethics & Governance *Meet highest standards for ethics and governance*	• Adopted majority voting • Nominating and Governance Committee assumed oversight of corporate responsibility	• Formalize guidance on political and charitable contributions • Update anti-corruption policy





SAVING ENERGY AND MONEY

Service providers spend about 80% of energy costs on network equipment. Tellabs helps reduce energy expenses through energy-efficient products:

- In the Tellabs® 5500 system, a new high-density shelf uses 80% less energy per OC-3 and OC-12 port. The result: one of our large customers can cut energy bills by $1 million a year.
- The Tellabs® 7100 system combines previously separate network devices into a single platform. The result: one customer cut power consumption by 65%, compared with the previous network.

What's needed next are uniform industry standards for measuring power consumption of network equipment. We're working with the Alliance for Telecommunications Industry Solutions (ATIS) to set such standards. Through collaboration with suppliers, customers and others, our industry can reduce power consumption, benefit the environment by cutting greenhouse-gas emissions and save money.

Green office Henrik Frisk in Espoo, Finland, manages a program to minimize waste such as paper cups. Tellabs Finland has received Green Office certification from the World Wildlife Fund.

RESPONSIBLE, START TO FINISH

We're actively communicating with our suppliers about codes of conduct throughout our supply chain to ensure that:

- Workers are treated with respect.
- Working conditions remain safe.
- Vendors use environmentally responsible manufacturing processes.

We're also addressing customers' requests to evaluate the entire life cycle of our products – from product design, through responsible manufacturing, to managing waste disposal at the end of a product's life.



EMPLOYEE GIVING

Tellabs matches eligible employee contributions of time or money to nonprofit organizations, up to $2,000 per employee per year. Tellabs Giving, our 2008 employee campaign, focused on relieving hunger. Employees embraced the cause and supported worthwhile organizations such as Feeding America, UNICEF, Oxfam and the Red Cross. During 2008, Tellabs and its employees together pledged more than $480,000 to 400 non-profit causes around the world.

TELLABS FOUNDATION

The Tellabs Foundation, a separate non-profit entity established by Tellabs, donated almost $1 million to charitable causes in 2008. Established in 1997, the foundation has given more than $12 million to support strategic initiatives in education, health and the environment. For more information on Tellabs Foundation grants, see www.tellabs.com.

Hunger relief Tellabs employees (left to right) Jeff Mallory and Mark Fritz join Jean Mallory and others as volunteers at a hunger relief organization in Aurora, Ill.


$976,456 Foundation Grants
$158,416 Matching Gifts
$97,540 Tellabs Sponsorships

In 2008, Tellabs and the Tellabs Foundation gave more than $1.2 million to nonprofit organizations (excluding employee gifts and volunteerism).

Tellabs Common Stock Market Data

2008	High	Low
First Quarter	$ 7.21	$ 5.09
Second Quarter	$ 6.32	$ 4.60
Third Quarter	$ 5.58	$ 3.67
Fourth Quarter	$ 4.56	$ 3.10

2007	High	Low
First Quarter	$11.11	$ 9.72
Second Quarter	$11.44	$ 9.56
Third Quarter	$13.67	$ 9.31
Fourth Quarter	$ 9.68	$ 6.55

Five-Year Cumulative Total Return Comparison


$300
$200
$100
$0
2004
2005
2006
2007
2008
2009
Tellabs, Inc.
DJ Telecommunications Equipment Index
NASDAQ Market Index
S&P 500 Index

Tellabs stock performance over five years through Jan. 2, 2009, is compared with a peer group (the Dow Jones Telecommunications Equipment Index), the NASDAQ Market Index and the S&P 500 Index, assuming that $100 was invested in each on Jan. 2, 2004.



Speeding innovations The Tellabs® 8000 network manager can provision connections up to five times faster than competitors, thanks to the work of a team in Espoo, Finland (left to right): Claus Still, Heikki Lavanti, Kimmo Rainansalo and Jutta Kemppainen.

Management's Discussion and Analysis

Introduction and Overview of Business

Tellabs designs, develops and supports telecommunications networking products. We generate revenue principally through the sale of these products as stand-alone network elements and as elements of integrated solutions to communications service providers worldwide. We also generate revenue by providing services to our customers. We operate in three business segments: Broadband, Transport and Services.

The Broadband segment includes access, managed access and data product portfolios that facilitate the delivery of bundled consumer services, wireline business services and wireless communications. We earn revenue from the Broadband segment globally.

- Revenue from access products, earned primarily in North America, is driven by consumer demand for the triple-play of bundled voice, video and high-speed Internet/data services as traditional telecommunications companies and cable service operators compete to be the sole provider of these services to consumers and businesses.
- Revenue from managed access products, earned primarily outside North America, is driven by the need to provide business-oriented voice, video and high-speed Internet/data services and wireless communications.
- Revenue from data products, earned globally, is driven by demand for wireless and wireline carriers to deliver next-generation business services and wireless services.

The Transport segment includes digital cross-connect systems, optical networking systems and voice-quality enhancement products. These products enable service providers to generate revenue from business services, manage bandwidth, add network capacity when and where it is needed, and improve voice quality. Revenue from the Transport segment, earned primarily in North America, is driven by the needs of service providers to deliver wireless services, business services and consumer services.

The Services segment includes deployment, support, training, professional consulting and systems integration services for customers. These services range from network planning and installation to ongoing support. Revenue from the Services segment is earned globally. Deployment service revenue, which makes up almost half of Services revenue, arises primarily from sales of transport products in North America and tends to lag product sales by approximately one fiscal quarter. Professional service revenue, which is earned primarily through network design and consulting services, is the fastest growing part of the Services portfolio.

Tellabs operates in a dynamic industry. Over the last few years, customer consolidation has reduced overall industry capital spending, which together with a lack of consolidation on the part of network equipment companies, has resulted in increased pricing pressure. In addition, customer spending is pressured and competition is heightened by the global economic situation.

Within this backdrop, we continue to transform the company with new products and services. The company is evolving from a business based primarily on the circuit-switched Time Division Multiplexing (TDM) technology used in our digital cross-connect and managed access products to a business based on the packet-switching and Internet Protocol (IP) technology used in our optical networking, access and multiservice data products. These new products are taking root as service providers transform their networks with next-generation capabilities. Some of these products carry gross profit margins lower and higher than the historical average. While we have significantly improved the profitability of these products over time, the mix of products in any given quarter can affect overall profitability.

Throughout 2008, we announced a series of actions intended to sharpen our business focus and improve profitability through reduced operating expenses and improved gross margins. On January 21, 2008, we committed to a plan to bring operating expenses as well as cost to produce products and deliver services in line with current revenue and market conditions.

On April 2, 2008, we announced that we would discontinue one of our two gigabit passive optical network (GPON) next-generation fiber access systems, as management determined that it would continue to hurt our overall profitability in future years. Subsequently we announced, on April 8, 2008, the discontinuation of our investment in the Tellabs® 8865 GPON optical line terminal (OLT) for fiber access networks, for which this carrier was the initial targeted customer. At that time, we began to redirect resources from this access activity to strengthen development efforts on next-generation data solutions for wireless communications and marketing and sales internationally.

Although access revenues declined in 2008, we have a strong embedded base of copper- and fiber-access equipment in carrier networks. Over the past few years, we have made significant investment in access products, including the Tellabs® 1150 multiservice GPON product.

On April 30, 2008, we initiated a plan to consolidate several facilities as a result of the discontinuation of the Tellabs® 8865 OLT and headcount reductions announced in September 2007 and January 2008. On October 20, 2008, we initiated a restructuring plan that resizes Tellabs' business to reflect market conditions. Restructuring actions included reducing future investment in access products and freeing up resources to focus on mobile backhaul, optical networking and multiservice data products and professional services. These actions, together with those announced in September 2007, achieved the $100 million reduction target.

Results of Operations

Net loss in 2008 was $930.1 million, primarily as a result of a non-cash goodwill impairment charge of $988.3 million, compared with net earnings of $65.0 million in 2007 and $194.1 million in 2006.

In 2008, revenue declined to $1,729.0 million compared with $1,913.4 million in 2007 and $2,041.2 million in 2006. The decrease in 2008 from 2007 was primarily due to reduced product revenue from the Broadband and Transport segments, partially offset by higher revenue in the Services segment.

In 2008, gross margin increased to 38.2% from 35.2% in 2007. Gross margins were 45.7% in 2006. The increase in 2008 from 2007 was primarily due to an improved product and customer mix as well as the realization of product cost reductions.

Operating expenses for 2008 increased to $1,630.1 million from $647.1 million in 2007. The year-over-year increase in operating expenses was driven by the $988.3 million goodwill impairment charge in the third quarter of 2008 and restructuring and other charges of $40.9 million during the year, which offset a $40.4 million decrease in operating expenses, primarily from the $100 million cost-reduction program. Operating expenses for 2007 decreased by $39.7 million from $686.8 million in 2006.

Segment Revenue

In millions	2008	2007	2006	*2008 vs. 2007*	*2007 vs. 2006*
Broadband	$919.9	$1,018.6	$1,080.4	(9.7)%	(5.7)%
Transport	580.1	672.7	778.2	(13.8)%	(13.6)%
Services	229.0	222.1	182.6	3.1%	21.6%
Total revenue	$1,729.0	$1,913.4	$2,041.2	(9.6)%	(6.3)%

Geographic Revenue

In millions	2008	%	2007	%	2006	%
North America	$1,168.6	68%	$1,413.5	74%	$1,548.4	76%
International	560.4	32%	499.9	26%	492.8	24%
Total revenue	$1,729.0	100%	$1,913.4	100%	$2,041.2	100%

Segment Revenue

Revenue from the Broadband segment in 2008 was $919.9 million, down $98.7 million from 2007. For 2008, lower revenue from the access and managed access product portfolios was partially offset by growth from data products. Comparatively, revenue decreased $61.8 million in 2007 from 2006.

Access product revenue decreased to $414.9 million in 2008 from $566.8 million in 2007. Access revenue was lower and will likely continue to decrease as several key customers are transitioning to alternative network architectures. In 2008, approximately 71% of access revenue came from fiber-based platforms, with the balance coming from copper-based platforms. In 2007, access revenue decreased to $566.8 million from $652.9 million in 2006 due to lower unit prices on our single-family ONTs and lower revenue from fiber-to-the-curb and copper-based access platforms. The decrease in revenue was partially offset by higher revenue from increased ONT unit volume. Revenue from fiber-based platforms amounted to approximately 69% of total access revenue in 2007 and 57% in 2006.

Managed access revenue decreased to $289.9 million in 2008 from $291.3 million in 2007. Increased revenue from the Tellabs® 6300 SDH transport was offset by lower revenue from the Tellabs® 8100 managed access system. In 2007, revenue decreased to $291.3 million from $320.4 million in 2006 as higher revenue from the Tellabs 8100 managed access system was offset by lower revenue from the Tellabs® 6300 SDH transport product and the Tellabs® 2300 cable telephony product, which is late in its life cycle.

Revenue from data products has increased each year since we introduced them in the second half of 2003. In 2008, revenue from these products increased 34.0% to $215.1 million from $160.5 million in 2007. Revenue increased from the continuing rollout of our next-generation wireless backhaul solution in multiple geographic regions. In 2007, revenue from these products, driven by demand for wireless backhaul applications and next-generation data products, increased 49.9% to $160.5 million from $107.1 million in 2006.

Revenue from the Transport segment decreased to $580.1 million in 2008 from $672.7 million in 2007. Lower revenue from digital cross-connect products was partially offset by growth from the Tellabs® 7100 OTS and the Tellabs® 3000 voice-quality enhancement (VQE) solutions. Transport revenue decreased in 2007 to $672.7 million from $778.2 million in 2006. Shipments to North American wireless customers accounted for approximately 34% of all Transport revenue in 2008, compared with 40% in 2007 and 62% in 2006. We shipped approximately 5.7 million T-1 equivalents on the Tellabs® 5500 system during 2008 compared with 6.4 million in 2007 and 10.1 million in 2006.

Services revenue increased to $229.0 million in 2008 from $222.1 million in 2007. Increased revenue from professional and support services offset lower deployment services revenue. In 2007, Services revenue increased $39.5 million from 2006 as a result of increased deployment services revenue, driven by the rollout of the Tellabs® 7100 OTS product, as well as increased revenue from professional and support services. In 2006, for the first time, professional and support services together accounted for more than 50% of total Services revenue.

Gross Profit and Margin

In millions	2008	2007	2006
Gross profit	$660.1	$674.3	$933.6
Gross margin	38.2%	35.2%	45.7%
Product gross profit	$588.0	$605.4	$871.6
Product margin	39.2%	35.8%	46.9%
Services gross profit	$ 72.1	$ 68.9	$ 62.0
Services margin	31.5%	31.0%	34.0%

Gross Margin

Overall gross margin increased to 38.2% in 2008 compared with 35.2% in 2007. This increase was driven by margin improvements on the Tellabs® 1600 ONT and the Tellabs® 7100 OTS and higher levels of revenue from the Tellabs® 8600 and 8800 platforms, offset by lower revenue from the Tellabs® 5500 and 1000 platforms. In addition, warranty expense declined due to lower rates of return, volume of shipments and repair costs. In 2007 gross margin decreased 10.5 percentage points from 45.7% in 2006, primarily as a result of higher revenue from lower-margin newer products and lower revenue from established products that carry higher margins.

Product Gross Margin

Product gross margin improved from 2007 to 2008, primarily due to improvements on the Tellabs 1600® ONT and the Tellabs® 7100 OTS and higher levels of revenue from the Tellabs® 8600 and 8800 platforms, offset by lower revenue from the Tellabs® 5500 and 1000 platforms. Product gross margin declined from 2006 to 2007, primarily due to a product mix shift with fewer Tellabs® 5500 digital cross-connects and more Tellabs® 7100 OTS and 1600 ONT products.

Services Gross Margin

Services gross margin was up slightly in 2008 compared with 2007. Growth in higher margin professional services and support services revenue, coupled with a decline in lower margin deployment services revenue, was offset by investments in our services business outside the United States. In 2007 services gross margin decreased from 2006 due to a higher proportion of revenue from lower-margin deployment services.

Gross Margin Trend

Gross margin is different for each product and services category and for each product within a category because the actual margin depends on the specific system configurations sold as well as customer and geographic pricing differences. Over the past few years, this variability, which tends to affect our gross margin, is likely to continue.

Operating Expenses

	Expense			Percent of Revenue		
In millions	2008	2007	2006	2008	2007	2006
Research and development	$305.2	$343.1	$356.9	17.7%	17.9%	17.5%
Sales and marketing	170.0	176.6	179.8	9.8%	9.2%	8.8%
General and administrative	101.8	99.1	113.5	5.9%	5.2%	5.6%
Subtotal	577.0	618.8	650.2	33.4%	32.3%	31.9%
Intangible asset amortization	23.9	22.5	28.6			
Restructuring and other charges	40.9	5.8	8.0			
Goodwill impairment	988.3	—	—			
Total operating expenses	$1,630.1	$647.1	$686.8			

Operating expenses in 2008 increased by $983.0 million to $1,630.1 million compared with 2007. A goodwill impairment charge of $988.3 million in the third quarter and restructuring and other charges of $40.9 million in 2008 more than offset savings from the $100 million cost-reduction program. General and administrative expenses in 2008 included increased legal expenses as a result of current lawsuits. Operating expenses decreased in 2007 from 2006 primarily from lower incentive compensation expenses as compared with the prior year.

Intangible Asset Amortization

Intangible asset amortization increased slightly in 2008 from 2007 as we reduced the estimated useful lives of some of our developed technology and customer relationships due to revised sales projections related to access products and customers. In addition, we took a charge of $0.6 million for impaired developed technology related to the Tellabs® 1100 access platform due to reduced demand. Amortization decreased in 2007 from 2006 as certain intangibles reached full amortization.

Restructuring and Other Charges
In 2008, restructuring and other charges consisted primarily of severance, facility- and asset-related charges and charges for the consolidation of several facilities that contribute to cost reductions for the $100 million program. In 2007, we consolidated research and development into fewer locations and shifted them to lower-cost environments. In 2006, we consolidated two order configuration and distribution centers into a single location and had a related workforce reduction.

Goodwill Impairment
In the third quarter of 2008, we performed an interim review on all three operating segments because our market capitalization was less than book value for a sustained period and we continued to face challenging market conditions. As a result of our interim review, we recorded a goodwill impairment charge of $988.3 million, of which $594.2 million related to the Broadband segment and $394.1 million related to the Transport segment, completely eliminating their goodwill balances. The Services segment did not incur an impairment of its goodwill because the fair value of the segment was determined to be greater than the carrying value.

*Segment Profit**

In millions	2008	2007	2006
Broadband	$115.7	$ 39.1	$120.4
Transport	178.0	237.5	414.5
Services	75.5	72.2	65.7
Total segment profit	$369.2	$348.8	$600.6

* We define segment profit as gross profit less research and development expenses. Segment profit excludes sales and marketing expenses, general and administrative expenses, the amortization of intangibles, restructuring and other charges, the impact of equity-based compensation (which contains restricted stock and performance stock units granted after June 30, 2006, and stock options), and the goodwill impairment charge.

Broadband segment profit for 2008 was $115.7 million, an increase of $76.6 million from $39.1 million in 2007. The increase in segment profit was driven by margin improvements associated with the Tellabs 1600 ONT, higher revenue from data products and reduced research and development expenses. Broadband segment profit decreased $81.3 million in 2007 from 2006, primarily as higher revenue from the Tellabs 1600 ONT and lower revenue from access products sold into existing copper-based networks was partially offset by an increase in revenue from data products.

Transport segment profit for 2008 was $178.0 million, down from $237.5 million in 2007. Transport segment profit decreased $177.0 million in 2007 from 2006. The decrease in both periods was due to lower segment revenue from digital cross-connects, which more than offset higher revenue and margin improvements on the Tellabs 7100 OTS.

Services segment profit was $75.5 million in 2008, up $3.3 million from $72.2 million in 2007. The increase in segment profit came from increased revenue from higher-margin professional and support services, partially offset by lower margin from deployment services. Services segment profit increased $6.5 million in 2007 from 2006 due to higher revenue and an increase in higher-margin support services.

Other Income

In millions	2008	2007	2006
Interest income, net	$ 34.8	$50.9	$45.7
Other expense, net	(17.3)	(7.9)	(7.8)
Total other income	$ 17.5	$43.0	$37.9

Interest income, net decreased in 2008 compared with 2007. To preserve capital, we repositioned our investment portfolio, which now primarily contains government, FDIC-guaranteed, GNMA-guaranteed, foreign government guaranteed, government-agency, and corporate bonds and notes. As a result of this repositioning, the current interest rate environment and lower invested balances, we earned less interest income in 2008 compared with 2007 and 2006. *Other expense, net* includes charges to write-down long-term equity investments in partnerships and start-up technology companies. These charges were $9.9 million in 2008, $0.5 million in 2007 and $7.0 million in 2006. In addition, we had charges of $0.8 million in 2008 and $5.2 million in 2007 for other-than-temporary impairments from investments in marketable securities.

Income Taxes

In millions	2008	2007	2006
Income tax benefit (expense)	$22.4	$(5.2)	$(90.6)
Effective tax rate	2.4%	7.4%	31.8%

We recorded an income tax benefit of $22.4 million in 2008, compared with income tax expense of $5.2 million in 2007. The tax benefit reflects a tax provision on income from foreign operations, offset by a partial benefit on the loss from domestic operations, and a $34.8 million tax benefit, which we recorded in the second quarter of 2008, related to the resolution of domestic federal income tax audits for the period 2001 through 2005. The tax benefit on our domestic operations was limited due to the valuation allowance established against our domestic deferred tax assets. For a more detailed discusion of the valuation allowance established against our domestic deferred tax assets, see Footnote 11 – Income Taxes. The reduction in our tax expense in 2007 is attributable primarily to a decrease in income earned from domestic operations.

Financial Condition, Liquidity and Capital Resources

Our principal source of liquidity remained our cash, cash equivalents and marketable securities of $1,152.1 million as of the end of 2008, which decreased by $66.4 million since year-end 2007. The decrease in cash, cash equivalents and marketable securities for the year reflects cash used to repurchase our common stock and cash used for capital expenditures, partially offset by cash generated from operating activities. In 2008, we generated $130.8 million of cash from operating activities, compared with $133.4 million in 2007 and $320.1 million in 2006.

During the last half of 2008, we actively balanced our investment portfolio with the goal of capital preservation. At January 2, 2009, government, FDIC-guaranteed, GNMA-guaranteed, foreign government guaranteed or government-agency bonds and notes were approximately 95% of the portfolio. Substantially all of our investments are highly liquid instruments. We may rebalance our portfolio from time to time, which may affect the duration, credit structure and future income of our investments.

In 2008, we repurchased 24.5 million shares of our common stock at a cost of $153.7 million. We may repurchase shares under the authorized open market program periodically during open trading windows when we do not have material non-public information. We provide no assurance that we will continue our repurchase activity and we may change our repurchase activity in the future. We cannot estimate the timing of any such change or the impact on our cash, cash equivalents and marketable securities.

Based on historical performance and current forecasts, we believe the company's cash, cash equivalents and marketable securities will satisfy working capital needs, capital expenditures and other liquidity requirements related to existing operations for the next 12 months. Future available sources of working capital, including cash, cash equivalents, and marketable securities, cash generated from future operations, short-term or long-term financing, equity offerings or any combination of these sources, should allow us to meet our long-term liquidity needs. Our current policy is to use our liquidity, financial strength and stability to fund business operations, to expand business, potentially through acquisitions, or to repurchase our common stock.

Contractual Obligations

The following table sets forth an overview of contractual obligations, as of January 2, 2009, that will affect our liquidity and cash flows in future periods:

		Payments Due by Period			
In millions	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating lease obligations	$ 30.1	$ 9.4	$10.1	$ 6.9	$3.7
Operating lease obligations related to restructuring activities, net	31.2	9.6	12.1	6.4	3.1
Purchase commitments to contract manufacturers and suppliers	194.8	194.8	—	—	—
Income taxes	1.0	1.0	—	—	—
Stock loan[1]	179.1	179.1	—	—	—
Stock loan borrowing fees[2]	7.1	1.5	2.5	2.5	0.6
Total contractual obligations	$443.3	$395.4	$24.7	$15.8	$7.4

1 Our agreement with the lender of the stock has no defined date when we must repay the loan; however, the loan is callable at the discretion of the lender. Our investment in Cisco stock is maintained at a value equal to or greater than the market value of the loaned securities.

2 For purposes of contractual obligations disclosure, we used Cisco's average share price of $17.30 for the quarter ended January 2, 2009, to determine the hypothetical value of the borrowing fees assuming the loans are settled in 2014.

We use several contract manufacturers and suppliers who provide manufacturing services for our products. During the normal course of business, we enter into agreements with certain contract manufacturers and suppliers that enable them to procure inventory based on criteria defined by us to reduce manufacturing lead times and ensure adequate component supply. Under these agreements, the maximum liability for purchase commitments as of January 2, 2009, was $194.8 million, of which $14.8 million was recorded on the balance sheet.

The stock loan borrowing fees that are recorded in the financial statements each period are affected by Cisco's average share price at the end of each quarter.

As of January 2, 2009, we had unrecognized tax positions of $1.0 million included in short-term income tax liabilities and $37.4 million included in long-term income tax liabilities. At this time, we are unable to make a reasonable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

Off-Balance Sheet Arrangements

None.

Critical Accounting Estimates

The methods, estimates and judgments that we use in applying our accounting policies can have a significant impact on the results we report in the consolidated financial statements. Some of these estimates require difficult and subjective judgments, often as a result of the need to estimate matters that are inherently uncertain. For the reasons discussed below, we consider our critical accounting estimates to be revenue recognition, the allowance for excess and obsolete inventory and excess purchase commitments (collectively E&O), goodwill valuation, the valuation of amortizable intangible assets, the estimate of the warranty liability, reserve requirements for lease obligations on vacated facilities, income taxes and equity-based compensation.

We have discussed the development and selection of these critical accounting policies and estimates with the Audit and Ethics Committee of Tellabs' Board of Directors.

Revenue Recognition

Determining the proper revenue recognition in our financial statements requires us to make judgments about the application of the accounting rules based on the facts and circumstances of each customer arrangement.

When a customer arrangement involves multiple deliverables, we evaluate all deliverables to determine whether they represent separate units of accounting. This approach involves a determination about:

- whether the delivered item has value to the customer on a stand-alone basis;
- whether there is objective and reliable evidence of the fair value of the undelivered item; and
- whether delivery or performance of the undelivered item is considered probable and is substantially in our control where an arrangement contains a general right of return relative to the delivered item.

The determination of whether software is more than incidental can impact whether revenue is recognized under software revenue recognition guidance or under general revenue recognition guidance. This assessment could impact the amount and timing of revenue recognition.

Many of our contracts contain customer acceptance provisions. In cases involving sales of new products, for example, we defer revenue until we receive formal customer acceptance. In cases where we can demonstrate that the product or service has met all acceptance criteria prior to formal customer acceptance, or where we have sufficient historical evidence of customer acceptance, we consider acceptance to be perfunctory, and therefore formal customer acceptance is not required. Our judgment about whether acceptance is perfunctory can impact the timing of revenue for contracts containing acceptance provisions.

Excess & Obsolete Inventory and Excess Purchase Commitments

We determine inventory cost using the first-in, first-out method, and we value inventory at the lower of cost or market, with market determined by reference to current replacement cost or net realizable selling price. We determine the amount of inventory that is excess and obsolete (E&O) and purchase commitments in excess of requirements using estimates of future demand for individual components of raw materials and finished goods.

To determine E&O, we compare listings of existing piece parts and finished goods to future product demand and usage requirements. We record a full valuation allowance for inventory quantities on hand in excess of two years' expected usage. For inventory quantities that fall between one and two years' demand, we use management's judgment to determine the appropriate E&O amount. We do not record an allowance if the quantity is less than one year's forecasted demand.

We believe our accounting estimate related to E&O is a critical accounting estimate because it requires us to make assumptions about sales volumes and product mix, which can be highly uncertain. Changes in these estimates can have a material effect on our financial statements.

Goodwill

We currently have goodwill in the Services segment. Goodwill impairment is reviewed annually and when impairment indicators exist by comparing the segment's net book value to fair value in accordance with SFAS 142, *Goodwill and Other Intangible Assets*. If the segment's fair value is greater than its net book value, then further impairment tests are not deemed necessary. If the segment's fair value is less than its net book value, further tests are performed to determine the segment's implied fair value of goodwill. The implied fair value is then compared against the book value of goodwill to determine the level of impairment.

The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. We use the discounted cash flow method to estimate the fair value of the operating segment. In estimating the fair value of the segment for the purpose of this analysis, we made estimates and judgments about the future cash flows of the segment. Although we base our cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage the underlying segment, there is significant judgment in determining the cash flows attributable to the segment.

We believe the accounting estimate related to the valuation of goodwill is a critical accounting estimate because it requires us to make assumptions that are highly uncertain about the future cash flows of our segments.

Intangible Assets

Intangible assets consist primarily of purchased technology, which arose primarily from acquisitions of businesses in 2004 and 2003.

We evaluate the carrying value of intangible assets for impairment whenever indicators of impairment exist. Accounting standards require that if the sum of the future cash flows expected to result from a long-term asset is less than the reported value of the asset, an impairment charge must be recognized in the financial statements. The amount of impairment is calculated by subtracting the fair value of the asset from the reported carrying value of the asset.

We believe the accounting estimate related to valuation of intangible assets is a critical accounting estimate because it requires us to make assumptions about future sales prices and volumes for products that involve new technologies and applications where customer acceptance of new products or timely introduction of new technologies into their networks are uncertain. The recognition of an impairment could be material to our financial statements.

Warranty Costs

We provide warranties for all of our products, with terms and conditions that vary depending on the product sold. We provide a basic limited warranty, including parts and labor, for all products other than access products for periods that range from 90 days to five years. The basic limited warranty for access products covers parts and labor for periods that generally range from two to six years. We record warranty expense in cost of revenue on the consolidated statement of operations. We estimate warranty liability by applying historical warranty return rates and costs per claim to the number of units shipped that are still within their warranty period. In addition, when we judge that a particular warranty claim will involve costs that are out of the ordinary, we separately estimate the costs for that claim and record the amount as an additional warranty expense for the period in which we determine we have a liability.

We believe that the accounting estimate related to warranty costs is a critical accounting estimate because it requires us to make assumptions about matters that are highly uncertain, including: future rates of product failure; repair costs, including availability of materials; shipping and handling; and de-installation and re-installation costs at our customers' sites, among others. Consequently, the changes in our warranty reserves could be material to our financial statements.

Restructuring Reserves – Leases

Restructuring reserves consist of amounts we owe on leases for facilities we vacated, reduced by an estimate of sublease rental income. We determined the amount of the reserve for each facility by estimating the amount of time it will be vacant before it is sublet and the terms of the sublease agreement compared with our obligation, then reducing it by an estimate of potential sublease income. We examine real estate market conditions in each location where we have a vacated facility.

We believe our accounting estimate of restructuring lease obligations is a critical accounting estimate because it requires us to make assumptions about real estate rental markets and conditions that are highly uncertain, and changes in our estimates could have a material impact on our financial statements.

Income Taxes

We conduct business and file income tax returns in numerous tax jurisdictions around the world. This requires us to interpret tax laws that are often vague and uncertain, and to make judgments about the application of those laws when we prepare our tax returns. When we calculate income tax expense and the related tax liabilities and assets for our consolidated financial statements, we use estimates of the amount of income, deductions and credits that we believe are allowable under local tax laws and that should be allowed by tax authorities if our tax returns are audited. However, tax authorities may disagree on the amounts of income, deductions and credits that are allowed to be included in those tax returns. This could result in paying additional taxes or receiving a refund of previously paid taxes.

Because we are a large multi-national corporation, the United States Internal Revenue Service (IRS) generally audits each of our federal income tax returns. During 2008 we reached a settlement with the IRS in connection with their examination of all tax years prior to 2006. Of our major jurisdictions, we are currently under audit by the State of California for the 2004 through 2006 tax periods. We do not expect the outcome of tax examinations to have a material effect on our consolidated results of operations, consolidated financial position or cash flow.

Valuation Allowance for Deferred Tax Assets

Deferred tax assets arise when we recognize charges or expenses in our financial statements that will not be allowed as income tax deductions until future periods. The term deferred tax asset also includes unused tax net operating losses and tax credits that we are allowed to carry forward to future years. Accounting rules permit us to carry deferred tax assets on the balance sheet at full value as long as it is "more likely than not" the deductions, losses, or credits will be used in the future. A valuation allowance must be recorded against a deferred tax asset if this test cannot be met. The accounting rules state that a company with a recent history of losses would have a difficult, perhaps impossible, time supporting a position that utilization of its deferred tax assets was more likely than not to occur.

We believe that the loss incurred by the Company in the current year, and the cumulative loss incurred in the current and prior two years, represent sufficient negative evidence to determine that the establishment of a valuation allowance against domestic deferred tax assets is appropriate. Until an appropriate level of profitability is attained, we expect to continue to maintain a valuation allowance on our net deferred tax assets related to future U.S. and certain non-U.S. tax benefits.

Equity-Based Compensation

We account for equity-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment.* Under the fair value recognition provisions of this statement, we measure equity-based compensation cost, at the grant date based on the value of the award, which is recognized as expense over the vesting period. Determining the fair value of equity-based awards at the grant date requires several assumptions, and a change in these assumptions could materially impact our equity-based compensation expense and our results of operations. These assumptions include our stock's expected volatility, the risk-free interest rate, expected option term and expected dividend yield. In addition, we estimate the amount of equity-based awards that are expected to be forfeited.

Strategy and Outlook

Tellabs operates in an industry characterized by excitement, change and uncertainty.

In the wireline sector, telecom service providers face significant competitive threats to their most profitable residential services from cable TV providers in North America and globally from the substitution of mobile services. In an effort to stem line loss and declining voice revenues, carriers have undertaken ambitious and expensive programs to transform their wireline networks with fiber-optic technology to deliver a bundle of voice, data and video services that is competitive with or superior to that offered by competitors. Wireline carriers and cable TV service providers have also introduced next-generation data technology to deliver new business-oriented voice, video and data/Internet services to their corporate customers.

Over the past few years, wireless carriers, also under competitive pressure, have aggressively invested in network infrastructure to deliver new data-oriented services. Many of these carriers have consolidated in recent years to achieve the advantages of scale needed to sustain such major network build outs. The remaining large carriers have gained increased pricing power over equipment suppliers such as Tellabs. This consolidation has had an adverse effect on overall capital spending by carriers.

Some equipment suppliers have consolidated in recent years to achieve the scale advantages needed to better address their consolidated customer base. Heightened competition by these suppliers has resulted in lower profits for Tellabs and some of its direct competitors.

Moreover, in international markets the presence of Asian equipment suppliers challenges our short-term ability to grow. Asian equipment suppliers have significantly lower cost structures than companies such as Tellabs, particularly for research and development.

We are presented with a challenging economic environment amidst the ongoing global financial crisis. Expectations for capital spending levels by our customers in 2009 vary, and generally speaking, we expect overall global capital spending to modestly decline this year, with greater declines in North America than the rest of the world, where revenue will likely be affected by the uncertainties associated with foreign currency fluctuations. We cannot predict how macroeconomic issues will continue to affect capital spending by our customers in 2009. While the economic environment may be challenging, we believe we are invested in the right solutions for growing markets.

Over the past few years, Tellabs has shifted its product offerings to address the strategic needs of both wireline and wireless carriers. Building on a base of successful established products, we have deployed the fiber-access and ROADM technologies needed for the delivery of combined voice, data and video services to residential customers. Our data products address the changing nature of wireless services and enterprise computing on a global basis.

Late in 2008, we articulated a three-part strategy for the company. Under this strategy we will:

- Focus our development activities on the fastest growing parts of our product and service portfolio: our Dynamic Optical and Carrier Ethernet & IP products and Professional Services.
- Innovate in growth markets where we have incumbent positions and our fastest-growing products are gaining traction: Mobile Backhaul, Optical Networking and Business Services.
- Pursue flawless execution as we work to improve quality, reduce costs and meet commitments.

We expect that executing this strategy of freeing up and redirecting resources to create innovative products and services that help customers succeed will further improve financial performance and fund growth initiatives.

Early in 2009, we initiated a restructuring plan as we continue to align our costs with customer spending and current market conditions. We expect to record pretax charges in the first quarter of 2009 in the range of $2 million to $3 million for workforce reductions. Estimated cash payments under this plan are also expected to be in the range of $2 million to $3 million beginning in the first quarter of 2009 and continuing into the first quarter of 2010.

Since 2005, we have actively returned capital to stockholders through stock buybacks. In 2009, we will continue to evaluate how to best use our balance sheet to increase stockholder value.

Forward-Looking Statements

Except for historical information, the matters discussed or incorporated by reference into this report, including the Management's Discussion and Analysis, may include forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management's expectations, estimates and assumptions, based on current and available information at the time the document was prepared. These forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives and expectations. The words "anticipate," "believe," "estimate," "target," "expect," "predict," "plan," "possible," "project," "intend," "likely," "will," "should," "could," "may," "foreseeable," "would" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause our actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Important factors that could cause our actual results to differ materially from those in forward-looking statements include, but are not limited to: overall negative economic conditions generally and disruptions in credit and capital markets, including specific impacts of these conditions on the telecommunications industry; financial condition of telecommunications service providers, equipment vendors and contract manufacturers, including any impact of bankruptcies; the impact of customer and vendor consolidation; new product acceptance; product demand and industry capacity; competitive products and pricing; competitive pressures from new entrants to the telecommunications industry; initiatives to improve profitability that may have financial consequences including further restructuring charges and the ability to realize anticipated savings under such cost-reduction initiatives; exiting businesses and product areas; impairment charges and other cost cutting initiatives and related charges and costs; manufacturing efficiencies; research and new product development; protection of and access to intellectual property, patents and technology; ability to attract and retain highly qualified personnel; availability of components and critical manufacturing equipment and capacity; foreign economic conditions, including currency rate fluctuations; the regulatory and trade environment; the impact of new or revised accounting rules or interpretations, including revenue recognition requirements; availability and terms of future acquisitions; divestitures and investments; uncertainties relating to synergies; charges and expenses associated with business combinations and other transactions; and other risks and future factors that may be detailed from time to time in the Company's filings with the SEC. For a further description of such risks and future factors, see Item 1A of our most recently filed Form 10-K. Our actual future results could differ materially from those predicted in such forward-looking statements. In light of the foregoing risks, uncertainties and other factors, investors are advised not to rely on these forward-looking statements when making investment decisions. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the operations, performance, development and results of our business. We undertake no obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time. The foregoing discussion should be read in conjunction with the financial statements and related notes and Management's Discussion and Analysis in this 2008 Annual Report.

Management's Report on Internal Control over Financial Reporting

The management of Tellabs, Inc., and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of January 2, 2009, as required by Rule 13a-15(c) of the Securities Exchange Act of 1934, as amended. In making this assessment, we used the criteria set forth in the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of January 2, 2009.

Robert W. Pullen
President and
Chief Executive Officer

Timothy J. Wiggins
Executive Vice President and
Chief Financial Officer

February 26, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tellabs, Inc.
We have audited the accompanying consolidated balance sheets of Tellabs, Inc. and subsidiaries (the "Company") as of January 2, 2009, and December 28, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 2, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at January 2, 2009 and December 28, 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 2, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11, in 2007 the Company changed its method of accounting for uncertain tax positions in connection with the required adoption of FASB Interpretation No. 48. As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based payments in connection with the required adoption of Statement of Financial Accounting Standards No. 123(R).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 2, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2009, expressed an unqualified opinion thereon.

Ernst & Young LLP
Chicago, Illinois

February 26, 2009

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Tellabs, Inc.

We have audited Tellabs, Inc. and subsidiaries' (the "Company") internal control over financial reporting as of January 2, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of January 2, 2009 and December 28, 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 2, 2009, and our report dated February 26, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chicago, Illinois

February 26, 2009

Consolidated Statements of Operations

In millions, except per-share data	**Year Ended 1/2/09**	Year Ended 12/28/07	Year Ended 12/29/06
Revenue			
Products	**$1,500.0**	$1,691.3	$1,858.6
Services	**229.0**	222.1	182.6
Total revenue	**1,729.0**	1,913.4	2,041.2
Cost of Revenue			
Products	**912.0**	1,085.9	987.0
Services	**156.9**	153.2	120.6
Total cost of revenue	**1,068.9**	1,239.1	1,107.6
Gross Profit	**660.1**	674.3	933.6
Operating Expenses			
Research and development	**305.2**	343.1	356.9
Sales and marketing	**170.0**	176.6	179.8
General and administrative	**101.8**	99.1	113.5
Intangible asset amortization	**23.9**	22.5	28.6
Restructuring and other charges	**40.9**	5.8	8.0
Goodwill impairment	**988.3**	—	—
Total operating expenses	**1,630.1**	647.1	686.8
Operating (Loss) Earnings	**(970.0)**	27.2	246.8
Other Income			
Interest income, net	**34.8**	50.9	45.7
Other expense, net	**(17.3)**	(7.9)	(7.8)
Total other income	**17.5**	43.0	37.9
(Loss) Earnings Before Income Tax	**(952.5)**	70.2	284.7
Income tax benefit (expense)	**22.4**	(5.2)	(90.6)
Net (Loss) Earnings	**$ (930.1)**	$ 65.0	$ 194.1
Net (Loss) Earnings Per Share			
Basic	**$ (2.32)**	$ 0.15	$ 0.44
Diluted	**$ (2.32)**	$ 0.15	$ 0.43
Weighted Average Shares Outstanding			
Basic	**400.1**	436.6	445.9
Diluted	**400.1**	441.1	454.1

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

In millions, except share data	1/2/09	12/28/07
ASSETS		
Current Assets		
Cash and cash equivalents	$ 376.1	$ 213.0
Investments in marketable securities	776.0	1,005.5
Total cash, cash equivalents and marketable securities	1,152.1	1,218.5
Other marketable securities	179.1	291.0
Accounts receivable, net of allowances of $1.4 and $3.0	332.7	363.8
Inventories		
Raw materials	34.2	35.3
Work in process	13.9	11.7
Finished goods	128.8	124.2
Total inventories	176.9	171.2
Income taxes	38.7	10.6
Miscellaneous receivables and other current assets	56.3	56.6
Total Current Assets	1,935.8	2,111.7
Property, Plant and Equipment		
Land	21.1	21.2
Buildings and improvements	201.6	209.6
Equipment	420.0	439.3
Total property, plant and equipment	642.7	670.1
Accumulated depreciation	(364.4)	(367.7)
Property, plant and equipment, net	278.3	302.4
Goodwill	122.4	1,110.5
Intangible Assets, Net of Amortization	44.2	67.0
Other Assets	127.5	155.0
Total Assets	$ 2,508.2	$ 3,746.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 84.1	$ 91.3
Accrued compensation	60.7	49.1
Restructuring and other charges	17.7	10.8
Income taxes	73.0	83.8
Stock loan	179.1	291.0
Deferred revenue	34.6	30.0
Other accrued liabilities	91.4	117.0
Total Current Liabilities	540.6	673.0
Long-Term Restructuring Liabilities	13.3	14.4
Income Taxes	59.7	78.9
Other Long-Term Liabilities	48.1	67.0
Stockholders' Equity		
Preferred stock: authorized 5,000,000 shares of $0.01 par value; no shares issued and outstanding	—	—
Common stock: authorized 1,000,000,000 shares of $0.01 par value; 495,757,314 and 493,900,528 shares issued	5.0	4.9
Additional paid-in capital	1,485.9	1,459.5
Treasury stock, at cost: 100,088,341 and 75,177,591 shares	(952.4)	(796.7)
Retained earnings	1,183.2	2,113.3
Accumulated other comprehensive income	124.8	132.3
Total Stockholders' Equity	1,846.5	2,913.3
Total Liabilities and Stockholders' Equity	$ 2,508.2	$ 3,746.6

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

In millions	Year Ended 1/2/09 Shares	Year Ended 1/2/09 Amount	Year Ended 12/28/07 Shares	Year Ended 12/28/07 Amount	Year Ended 12/29/06 Shares	Year Ended 12/29/06 Amount
Common Stock						
Balance at beginning of year	**493.9**	**$ 4.9**	489.0	$ 4.9	477.0	$ 4.8
Stock issued for employee stock programs	**1.9**	**0.1**	4.9	—	12.0	0.1
Balance at end of year	**495.8**	**5.0**	493.9	4.9	489.0	4.9
Additional Paid-In Capital						
Balance at beginning of year		**1,459.5**		1,395.3		1,238.7
Reclassification from deferred compensation		**—**		—		(10.9)
Restricted stock award activity		**15.3**		10.2		7.5
Stock option activity		**11.0**		50.4		148.2
Stock purchase plan activity		**—**		3.9		6.9
Performance stock units		**0.1**		(0.3)		0.8
Deferred compensation related to acquisitions		**—**		—		4.1
Balance at end of year		**1,485.9**		1,459.5		1,395.3
Deferred Compensation						
Balance at beginning of year		**—**		—		(10.9)
Reclassification to additional paid-in capital		**—**		—		10.9
Balance at end of year		**—**		—		—
Treasury Stock						
Balance at beginning of year	**75.2**	**(796.7)**	49.9	(598.7)	27.7	(322.8)
Purchases	**24.9**	**(155.7)**	25.3	(198.0)	22.2	(275.9)
Balance at end of year	**100.1**	**(952.4)**	75.2	(796.7)	49.9	(598.7)
Retained Earnings						
Balance at beginning of year		**2,113.3**		2,042.0		1,847.9
Provisions of FIN 48, adjustment to beginning retained earnings		**—**		6.3		—
Net (loss) earnings		**(930.1)**		65.0		194.1
Balance at end of year		**1,183.2**		2,113.3		2,042.0
Accumulated Other Comprehensive Income						
Balance at beginning of year		**132.3**		94.8		57.0
Reclassification adjustment for gain included in net earnings, net of tax		**(2.2)**		(2.5)		(0.5)
Unrealized gain on available-for-sale securities, net of tax		**2.9**		3.0		5.6
Unrealized gain (loss) on cash flow hedges, net of tax		**2.9**		(0.2)		0.3
Unrealized gain on net investment hedges		**10.3**		—		—
Foreign currency translation adjustments		**(23.0)**		34.9		33.6
SFAS 158, net of tax		**1.6**		2.3		(1.2)
Balance at end of year		**124.8**		132.3		94.8
Total Stockholders' Equity		**$ 1,846.5**		$ 2,913.3		$ 2,938.3

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

In millions	**Year Ended 1/2/09**	Year Ended 12/28/07	Year Ended 12/29/06
Operating Activities			
Net (loss) earnings	**$ (930.1)**	$ 65.0	$ 194.1
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:			
Depreciation and amortization	**87.4**	90.7	103.5
Loss on disposal of property, plant and equipment	**9.5**	2.0	2.3
Goodwill impairment	**988.3**	—	—
Equity-based compensation	**26.4**	32.1	52.2
Deferred income taxes	**(34.6)**	(2.7)	39.4
Excess tax benefits from equity-based compensation	**(0.1)**	(2.1)	(15.3)
Restructuring and other charges	**40.9**	5.8	8.0
Other-than-temporary impairment charges on investments	**10.7**	5.7	7.0
Net changes in assets and liabilities:			
Accounts receivable	**16.2**	68.4	(81.9)
Inventories	**(15.0)**	3.7	(52.7)
Miscellaneous receivables and other current assets	**(18.1)**	2.5	9.1
Other assets	**12.3**	14.9	(0.2)
Accounts payable	**1.3**	(40.0)	21.4
Restructuring and other charges	**(35.1)**	(10.7)	(9.8)
Deferred revenue	**4.6**	(25.4)	46.1
Other accrued liabilities	**(13.0)**	(32.2)	(10.6)
Income taxes	**(11.5)**	(29.3)	(8.7)
Other long-term liabilities	**(9.3)**	(15.0)	16.2
Net Cash Provided by Operating Activities	**130.8**	133.4	320.1
Investing Activities			
Capital expenditures	**(50.1)**	(57.7)	(67.2)
Proceeds on disposals of property, plant and equipment	**0.3**	0.1	0.8
Payments for purchases of investments	**(1,661.7)**	(1,240.4)	(1,654.4)
Proceeds from sales and maturities of investments	**1,896.9**	1,380.9	822.1
Net Cash Provided by (Used for) Investing Activities	**185.4**	82.9	(898.7)
Financing Activities			
Proceeds from issuance of common stock under stock plans	**0.8**	31.4	99.6
Repurchase of common stock	**(155.7)**	(198.0)	(275.9)
Excess tax benefits from equity-based compensation	**0.1**	2.1	15.3
Net Cash Used for Financing Activities	**(154.8)**	(164.5)	(161.0)
Effect of Exchange Rate Changes on Cash	**1.7**	7.6	12.4
Net Increase (Decrease) in Cash and Cash Equivalents	**163.1**	59.4	(727.2)
Cash and Cash Equivalents at Beginning of Year	**213.0**	153.6	880.8
Cash and Cash Equivalents at End of Year	**$ 376.1**	$ 213.0	$ 153.6
Other Information			
Interest paid	**$ 2.0**	$ 3.0	$ 2.2
Income taxes paid	**$ 35.7**	$ 35.0	$ 46.5

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business
We design and market equipment to telecommunications service providers worldwide. Our products and services provide solutions to deliver wireline and wireless voice, data and video services for business and residential customers. We also provide deployment and professional services that support our products.

Principles of Consolidation
Our consolidated financial statements include the accounts of Tellabs and our subsidiaries. We eliminate all intercompany accounts and transactions.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires us to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents
We consider all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments
Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, marketable securities and derivatives. The carrying value of the cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value because of their short-term nature. We determine the fair value of marketable securities and derivatives based on observable inputs such as quoted prices in active markets, or other than quoted prices in active markets, that are observable either directly or indirectly. See discussion in Notes 6 and 7 regarding investments and derivatives, respectively.

Accounts Receivable Allowances
We base our reserve for allowances on our assessment, of aged receivables and the collectibility of customers' accounts. We regularly review the allowance by considering factors such as customer financial strength, the age of accounts receivable balances, current economic conditions that may affect a customer's ability to pay and historical experience. As specific balances are determined to be ultimately uncollectible, they are removed from our accounts receivable aging.

Inventories and Suppliers
We determine inventory cost using the first-in, first-out method. We value inventory at the lower of cost or market, with market determined at the lower of current replacement cost or net realizable selling price. We determine the amount of inventory that is excess and obsolete and purchase commitments in excess of requirements using estimates of future demand for individual components of raw materials and finished goods.

We outsource the manufacturing of our products to third-party suppliers. Although a limited number of suppliers are used to manufacture our products, we believe other suppliers could provide similar products on comparable terms. An inability of a supplier to provide product would cause a near-term reduction of revenue, which would affect operating results adversely.

Property, Plant and Equipment
We record property, plant and equipment at cost. We compute depreciation using both the declining-balance and straight-line methods. Buildings are depreciated over 25 to 40 years; building improvements over 7 years; leasehold improvements over the lesser of the life of the lease or the useful life of the asset, currently 3 to 15 years; and equipment over 3 to 10 years. We evaluate property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

Stock Options
At the beginning of 2006, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) 123(R), *Share-Based Payments*, requiring us to recognize expense related to the fair value of equity-based compensation awards. We elected to use the modified prospective transition method and therefore did not restate prior periods. In addition, we eliminated the balance of deferred compensation expense in Stockholders' Equity against *Additional paid-in capital* on December 31, 2005, as required by this statement.

Income Taxes
We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis at enacted tax rates when such amounts are expected to be realized or settled. We provide valuation allowances if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Goodwill

We currently have goodwill in the Services segment. Goodwill impairment is reviewed annually and when impairment indicators exist by comparing the segment's net book value to fair value in accordance with SFAS 142, *Goodwill and Other Intangible Assets*. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. We use the discounted cash flow method to estimate the fair value of the segment. This methodology requires us to use estimates and judgments about the future cash flows of the segment. The assumptions used in our cash flow forecasts are consistent with plans and estimates we use to manage the underlying segment. See the discussion in Note 4 regarding goodwill.

Intangible Assets

Our intangible assets are made up primarily of purchased technology and customer relationships from acquisitions. All assets are amortized over their estimated useful lives and reviewed for impairment, in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, when indicators of impairment exist, such as loss of customer relationships, customer nonacceptance of our products and underlying technology, and reduced product margins indicating declining operating performance or cash flows. The estimated useful lives of these assets are evaluated to determine if changes in an estimate is required, in accordance with SFAS 142, *Goodwill and Other Intangible Assets*. The remaining carrying value of the asset is amortized prospectively over the remaining adjusted useful life of the asset. The review for potential impairment and change in estimated useful lives requires us to use estimates and judgments of future cash flows, consistent with plans and estimates we use to manage related product cash flows.

Revenue Recognition

Determining the proper revenue recognition in our financial statements requires us to make judgments about the application of the accounting rules based on the facts and circumstances of each customer arrangement.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price or fee is fixed or determinable, and collectibility is reasonably assured in accordance with the guidance in the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition*.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping terms and related documents are used to verify delivery or performance.

The Company assesses whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer.

Collectibility is assessed based on the creditworthiness of the customer as determined by credit checks and the customer's payment history to the Company. If collectibility is not considered probable, revenue is not recognized until the fee is collected.

The majority of our revenue comes from product sales. We generally recognize revenue either upon shipment or upon delivery to the customer, depending on the contractual delivery terms.

Some of our customer agreements contain acceptance clauses that grant the customer the right to return or exchange products that do not conform to specifications. If we do not have sufficient historical evidence of customer acceptance, we recognize revenue when the conditions of acceptance have been met or the acceptance provisions lapse. When we have sufficient historical evidence that our products meet the specifications, we recognize revenue upon shipment or delivery.

Some customer agreements grant the right to return or exchange product based on subjective criteria. We accrue for returns under the guidance of SFAS 48, *Revenue Recognition When Right of Return Exists*, based on historical evidence of rates of return. We recognize revenue, net of potential returns, upon shipment or upon delivery of the product to the customer.

Some of our customer arrangements are in the form of distribution agreements, with contractual rights of return, promotional rebates, and other incentives and credits. We recognize revenue net of estimated returns and rebates, which are calculated based on contractual provisions and historical evidence of returns activity.

We also recognize revenue from deployment services, support agreements, training and professional services. Deployment services revenue results from installation of our products at customer sites. Installation services, which generally occur over a short time period, are not services required for the functionality of our products, as customers may purchase installation services from us, install our products themselves, or hire third parties to perform the installation. We recognize revenue for deployment services upon completion. We recognize revenue from support agreements ratably over the service period. We recognize training and other professional services revenue upon completion.

Some of our customer arrangements include multiple deliverables, such as product sales that include services to be performed after delivery of the product. In such cases, we apply the guidance in Emerging Issues Task Force (EITF) 00-21, *Revenue Arrangements with Multiple Deliverables*. Generally, we account for a deliverable (or a group of deliverables) separately if (1) the delivered item(s) has stand-alone value to the customer, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) included in the arrangement, and (3) if we have given the customer a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) or service(s) is probable and substantially in our control.

We generally determine if objective and reliable evidence of fair value for the items included in a multiple-element arrangement exists based on whether we have vendor specific objective evidence (VSOE) of the price that we sell an item for on a stand-alone basis. If we do not have VSOE for the item, we will use the price charged by a vendor selling a comparable product or service on a stand-alone basis to similarly situated customers, if available.

When there is objective and reliable evidence of fair value for all units of accounting in an arrangement, we allocate the arrangement consideration to the separate units of accounting based on their relative fair values. In cases where we have objective and reliable evidence of fair value for the undelivered items in an arrangement, but no such evidence for the delivered items, we allocate the arrangement consideration using the residual method. If the elements cannot be considered separate units of accounting, or if we cannot determine the fair value of any of the undelivered elements, we defer revenue until the entire arrangement is delivered or fair value can be determined for all undelivered units of accounting.

Once we have determined the amount, if any, of arrangement consideration allocable to the undelivered item(s), we apply the applicable revenue recognition policy, as described elsewhere herein, to determine when such amount may be recognized as revenue.

When an arrangement includes software that is more than incidental, we account for the transaction under the provisions of Statement of Position (SOP) 97-2, *Software Revenue Recognition*. If the arrangement includes non-software elements for which software is essential to the functionality of the element, those elements are also accounted for under SOP 97-2, as prescribed in EITF 03-05, *Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software*.

Many of our customer arrangements include the right to invoice the customer for costs of shipping product to the customer's location. In these cases, we record the amount included on the customer's invoice for shipping costs as revenue, in accordance with EITF 00-10, *Accounting for Shipping and Handling Fees and Costs*. The cost of shipping products to customers is recorded as cost of revenue.

EITF 06-03, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement*, which was issued in 2006, allows revenue to be presented either gross or net of these sales-related taxes. We record revenue net of any sales-related taxes that are billed to our customers. We believe this approach results in financial statements that are more easily understood by investors.

Earnings Per Share

We base earnings per share on the weighted average number of common shares (basic) and the weighted average common shares adjusted for assumed exercises of dilutive stock options, restricted stock and shares under the employee stock purchase plan (diluted). We base earnings per share in periods of a net loss solely on basic weighted average number of common shares under GAAP.

Foreign Currency Translation

We generally measure the financial statements of our foreign subsidiaries using the local currency as the functional currency. In such cases, we translate assets and liabilities at exchange rates in effect at the balance sheet date, and we translate revenue and expenses at weighted average exchange rates during the year. We record the gain or loss from translating a subsidiary's stockholders' equity into U.S. dollars as foreign currency translation adjustments in *Accumulated other comprehensive income*.

Foreign Currency Transactions

We recognize foreign currency transaction gains and losses resulting from changes in exchange rates in *Other expense, net*.

2. New Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 132(R)-1, *Employers' Disclosures about Pensions and Other Postretirement Benefits*. FSP 132(R)-1 requires enhanced disclosures about the plan assets of a Company's defined benefit and other postretirement plans. This FSP is effective for fiscal years ending after December 15, 2009. FSP 132(R)-1 will not impact our financial position or results of operations because it only affects financial statement disclosures.

In May 2008, the FASB issued SFAS 162, *The Hierarchy of Generally Accepted Accounting Principles*. This statement identifies the sources of accounting principles and how those accounting principles should be used in preparing financial statements in accordance with GAAP. This statement was effective November 15, 2008. SFAS 162 had no impact on our financial statements.

In March 2008, the FASB issued SFAS 161, *Disclosures About Derivative Instruments and Hedging Activities, an amendment of SFAS 133*. SFAS 161 is designed to improve the transparency of an entity's financial reporting by requiring enhanced disclosures about an entity's derivative and hedging activities. SFAS 161 is effective for fiscal years and interim periods beginning on or after November 15, 2008. SFAS 161 will not impact our financial position or results of operations because it only affects financial statement disclosures.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51*. SFAS 160 establishes accounting and reporting standards designed to improve the relevance, comparability and transparency of the financial information provided in a reporting entity's consolidated financial statements. SFAS 160 is effective for fiscal years and interim periods beginning on or after December 15, 2008. SFAS 160 will not have a material impact on our financial statements. However, it could impact our accounting for future transactions.

In December 2007, the FASB issued SFAS 141(R), *Business Combinations*. SFAS 141(R) establishes principles and requirements for an acquirer, that are designed to improve the relevance, representational faithfulness and comparability of information provided by a reporting entity in its financial reports about business combinations and their effects. SFAS 141(R) is effective prospectively to business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted this statement on January 3, 2009. The impact of the adoption of SFAS 141(R) on our financial statements will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement. While SFAS 141(R) generally applies only to transactions that close after its effective date, the amendments to SFAS 109, *Accounting for Income Taxes* and FASB Interpretation (FIN) 48, *Accounting for Uncertainty in Income Taxes*, are applied prospectively as of the adoption date and will apply to business combinations with acquisition dates before the effective date of SFAS 141R. We estimate that approximately $14.4 million of unrecognized tax benefits associated with prior acquisitions, if recognized, would impact income tax expense instead of goodwill in future periods as a result of SFAS 141(R).

We adopted the provisions of SFAS 157, *Fair Value Measurements*, for all financial assets and liabilities and recurring non-financial assets and liabilities and SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS 115*, on December 29, 2007. The adoption of these standards had no effect on our beginning retained earnings or current earnings. See Note 5, *Fair Value Measurements*, for additional information. In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, an amendment to the Fair Value Measurements standard. Based on the provisions of FSP 157-2, we have deferred adoption of SFAS 157 to January 3, 2009, for all non-recurring non-financial assets that include property, plant and equipment, goodwill, intangible assets and investments in partnerships and start-up technology companies. FSP 157-2 will not have a material impact on our financial statements.

3. Restructuring and Other Charges

During the fourth quarter of 2008, management initiated a plan that resizes Tellabs business to reflect market conditions. Restructuring actions under this plan include reducing future investment in access products and freeing up resources to focus on data and transport products. The pretax restructuring charges for this plan are expected to be approximately $23 million, which includes approximately $10 million in severance charges for workforce reductions and $13 million for facility- and asset-related charges. In the fourth quarter of 2008, we recorded $17.3 million, of which $10.3 million was for severance and $7.0 million was for facility-related charges. Cash payments under this plan are expected to be approximately $16 million. Restructuring actions under this plan are expected to be completed by the third quarter of 2009.

During the second quarter of 2008, management initiated a plan to consolidate several facilities as a result of the discontinuation of the Tellabs® 8865 optical line terminal. The facility consolidations were also impacted by the headcount reductions that were announced in September 2007 and January 2008. We incurred $12.4 million for this plan, of which $12.3 million was for facility reductions and fixed asset write-downs and $0.1 million was for other obligations. Actions under this plan were completed in the third quarter of 2008.

During the first quarter of 2008, management committed to a plan to improve gross profit margins and reduce operating expenses. The pretax restructuring charges for this plan are $12 million, which includes $7 million in severance charges for workforce reductions and $5 million in facility- and asset-related charges. We incurred $11.5 million in 2008. Remaining actions under this plan were completed in January 2009. Total cash payments are expected to be approximately $10 million, of which $9 million was paid in 2008. Severance cash payments totaled $6 million and $3 million related to facility payments. The remaining cash payments of approximately $1 million related to severance are expected to be completed in 2009.

During the third quarter of 2007, management inititated a plan to better align resources with strategic business objectives. The primary activity was a reduction of headcount in both the Broadband and Transport segments. By the end of 2007, we reduced headcount by 126 and recorded $5.5 million, primarily in cash severance expense related to those reductions. We completed the objectives of this plan in the fourth quarter of 2007.

In the second quarter of 2006, management inititated restructuring activities to reduce costs and better align resources with internal needs and our customers' requirements. The activities included consolidation of two order configuration and distribution centers in North America into a single location, and a reduction of headcount in both the Transport and Broadband segments. We reduced headcount by 126 employees during 2006 and closed or consolidated two leased facilities as a result. These activities have been completed. The total expense of the 2006 restructuring plans was $9.2 million, which included $2.3 million in severance costs, $6.7 million in facility charges and $0.2 million in asset disposals, all of which were recorded in 2006.

A reduction of $0.3 million to prior restructuring plans in 2008 primarily consists of a reduction in severance. An additional charge to restructuring expense in 2007 of $0.3 million includes a reduction of $0.1 million in severance and an increase of $0.4 million in facility-related charges. Reductions to restructuring expense in 2006 totaled $1.2 million, including $0.5 million in severance and $0.7 million in facility-related charges. The changes in 2008, 2007 and 2006 are due to changes in estimates to previous restructuring plans.

Our accrual for restructuring plans as of January 2, 2009, was $31.0 million. The 2008 restructuring plans balance of $18.5 million consists of $8.2 million in cash severance that we expect to pay through the second quarter of 2010 and $10.3 million in net lease obligations that expire in 2015. The 2007 restructuring plan balance of $0.1 million consists of cash severance that we expect to pay through the first quarter of 2009. The $12.4 million balance for previous restructuring plans relates to net lease obligations that expire by 2011.

The following table summarizes restructuring and other charges recorded for the plans mentioned above, as well as adjustments to reserves recorded for prior restructurings:

In millions	2008	2007	2006
Severance and other termination benefits	$16.7	$5.4	$1.8
Facility and other exit costs	23.6	0.4	6.2
Other obligations	0.6	—	—
Total restructuring and other charges	$40.9	$5.8	$8.0

The following table summarizes our restructuring and other charges activity by segment during 2008 and 2007 and the status of the reserves at year end:

In millions	Balance at 12/28/07	Restructuring Expense	Cash Payments	Other Activities[1]	Balance at 1/2/09
2008 Restructuring Plans					
Broadband	$ —	$31.9	$ (8.1)	$ (7.9)	$15.9
Transport	—	5.2	(2.1)	(1.6)	1.5
Services	—	4.1	(2.5)	(0.5)	1.1
Subtotal 2008 Restructuring	—	41.2	(12.7)	(10.0)	18.5
2007 Restructuring Plan					
Broadband	3.6	(0.4)	(3.1)	—	0.1
Transport	0.4	—	(0.4)	—	—
Subtotal 2007 Restructuring	4.0	(0.4)	(3.5)	—	0.1
Previous Restructuring Plans					
Broadband	5.5	(0.1)	(3.2)	—	2.2
Transport	15.7	0.2	(5.7)	—	10.2
Subtotal Previous Restructuring	21.2	0.1	(8.9)	—	12.4
Total All Restructuring Plans	$25.2	$40.9	$(25.1)	$(10.0)	$31.0

In millions	Balance at 12/29/06	Restructuring Expense	Cash Payments	Other Activities[1]	Balance at 12/28/07
2007 Restructuring Plan					
Broadband	$ —	$ 4.8	$ (1.4)	$ 0.2	$ 3.6
Transport	—	0.7	(0.3)	—	0.4
Subtotal 2007 Restructuring	—	5.5	(1.7)	0.2	4.0
2006 Restructuring Plans					
Broadband	7.1	1.0	(2.7)	—	5.4
Transport	0.2	—	—	—	0.2
Subtotal 2006 Restructuring	7.3	1.0	(2.7)	—	5.6
Previous Restructuring Plans					
Broadband	0.2	—	(0.1)	—	0.1
Transport	22.6	(0.7)	(6.4)	—	15.5
Subtotal Previous Restructuring	22.8	(0.7)	(6.5)	—	15.6
Total All Restructuring Plans	$30.1	$ 5.8	$(10.9)	$ 0.2	$25.2

[1] Other activities include the effects of currency translation, write-downs of property, plant and equipment to be disposed, and other changes in the reserve that do not flow through restructuring expense.

4. Goodwill and Intangible Assets

Goodwill

In 2006 we began reporting operations in multiple segments: Broadband, Transport and Services. Due to the change in operating segments, goodwill was allocated to each operating segment beginning in 2006, based on each segment's proportional fair value.

We test each operating segment for possible goodwill impairment by comparing each segment's net book value with fair value in accordance with SFAS 142, *Goodwill and Other Intangible Assets*. We review goodwill annually for impairment, unless potential interim indicators exist that could result in impairment.

In the third quarter of 2008, we performed an interim review on all three operating segments since market capitalization was less than book value for a sustained period and we continued to face challenging market conditions. The process of evaluating the potential impairment of goodwill is subjective because it requires the use of estimates and assumptions. We use the discounted cash flow method to estimate the fair value of each operating segment. This methodology requires the use of estimates and judgments about the future cash flows of the operating segments. Although we base cash flow forecasts on assumptions that are consistent with plans and estimates we use to manage the underlying operating segments, there is significant judgment in determining the cash flows attributable to these operating segments. As a result of our interim review, we recorded a goodwill impairment charge of $988.3 million, of which $594.2 million related to the Broadband segment and $394.1 million related to the Transport segment, completely eliminating their goodwill balances. The Services segment did not incur an impairment of its goodwill since the fair value of the segment was determined to be greater than the carrying value.

During the fourth quarter of 2008, we tested the Services segment for possible goodwill impairment as part of our annual review. As the Services segment's fair value was greater than its net book value and no impairment indicators existed, further impairment tests were not deemed necessary and no impairment loss was recorded.

In 2008, we reduced goodwill by $0.2 million due to a state tax audit settlement of a subsidiary's pre-acquisition year. In 2007, we made adjustments of $0.6 million related to the adoption of FIN 48, *Accounting for Uncertainty in Income Taxes*, which resulted in a reduction of our tax benefit associated with prior acquisitions.

The allocation of goodwill and goodwill activity by segment follows:

	2008				2007			
In millions	Broadband	Transport	Services	Total	Broadband	Transport	Services	Total
Beginning balance	$ 593.9	$ 394.0	$122.6	$1,110.5	$592.3	$392.9	$122.2	$1,107.4
(Reductions)/additions	(0.1)	(0.1)	—	(0.2)	0.3	0.2	0.1	0.6
Currency translation adjustments	0.4	0.2	(0.2)	0.4	1.3	0.9	0.3	2.5
Impairment	(594.2)	(394.1)	—	(988.3)	—	—	—	—
Ending balance	$ —	$ —	$122.4	$ 122.4	$593.9	$394.0	$122.6	$1,110.5

Intangible Assets

We amortize intangible assets with finite lives on a straight-line basis over their estimated useful lives. Trade names/trademarks are amortized over 4 months; customer relationships/backlog over 6 months to 9 years; developed technology over 2 to 7 years; and leasehold estates over 4 to 10 years.

In accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, intangible assets are reviewed for impairment when events or circumstances indicate their carrying amount may not be recoverable. Based on recent business conditions, a review of intangible assets was completed for the third quarter of 2008. Based on this review, we recorded a charge of $0.6 million for impaired developed technology related to the Tellabs® 1100 access platform due to reduced demand. No impairment was recorded in 2007. In 2006, we recorded a charge of $1.4 million for impaired developed technology related to the Tellabs® 1600 small business ONT, based on reduced demand. The impairment adjustments for 2008 and 2006 are included in *Intangible asset amortization*. Total impairment for these assets relate to the Broadband segment.

In accordance with the provisions of SFAS 142, we review the estimated useful lives of intangible assets to determine if events or circumstances warrant a change in the remaining useful life of an asset. During the fourth quarter of 2008, the estimated useful lives of some of our developed technology and customer relationships changed due to revised sales projections related to access products and customers, thus increasing accumulated amortization by approximately $1.2 million.

The gross carrying amount and accumulated amortization of intangible assets subject to amortization are as follows:

In millions	1/2/09			12/28/07		
	Gross Assets	Accumulated Amortization	Net	Gross Assets	Accumulated Amortization	Net
Developed technology	$149.2	$(123.8)	$25.4	$149.2	$(102.4)	$46.8
Customer relationships/backlog	34.2	(13.5)	20.7	34.2	(10.6)	23.6
Trade name/trademarks	2.0	(2.0)	—	2.0	(2.0)	—
Leasehold estates[1]	(2.9)	1.0	(1.9)	(4.6)	1.2	(3.4)
Total	$182.5	$(138.3)	$44.2	$180.8	$(113.8)	$67.0

[1] Leasehold estates as of January 2, 2009, reflects a net reclass of $1.1 million to *Restructuring and other charges* due to the consolidation of a facility.

The estimated amortization expense for each of the next five years follows:

In millions	
2009	$23.2
2010	$ 9.8
2011	$ 3.8
2012	$ 3.8
2013	$ 3.8

5. Fair Value Measurements

We adopted the provisions of SFAS 157, *Fair Value Measurements*, for all financial assets and liabilities and recurring non-financial assets and liabilities and SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of SFAS 115*, on December 29, 2007.

SFAS 157, *Fair Value Measurements*, defines fair value, establishes a fair value hierarchy that prioritizes the sources used to measure fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Observable inputs, such as quoted prices in active markets;
- Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining fair value for recurring financial assets and liabilities, we separate our financial instruments into three categories: marketable securities, other marketable securities and stock loan, and derivative financial instruments. These assets and liabilities are all valued based on the market approach that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Marketable Securities

We use a third-party provider to determine fair values of marketable securities. The third-party provider receives market prices for each marketable security from a variety of industry standard data providers, security master files from large financial institutions and other third-party sources with reasonable levels of price transparency. The third-party provider uses these multiple prices as inputs into a pricing model to determine a weighted average price for each security. We classify U.S. Treasury bills and bonds as Level 1 based upon quoted prices in active markets. All other marketable securities are classified as Level 2 based upon the other than quoted prices with observable market data. The type of instruments valued based upon the observable market data include U.S. government sponsored enterprise (agency) debt obligations, Federal Deposit Insurance Corporation (FDIC)-backed corporate debt obligations, investment grade corporate bonds, state and municipal debt obligations, mortgaged backed debt obligations guaranteed by Government National Mortgage Association (GNMA), certain FDIC-backed bank certificates of deposit, foreign government debt obligations, and foreign corporate debt obligations guaranteed by foreign governments.

Other Marketable Securities and Stock Loan

We classify holdings in other marketable securities (Cisco common stock) and the related stock loan as Level 1 in the fair value hierarchy. We classify these as Level 1 since they are actively traded through a governed exchange.

Derivative Financial Instruments

Our foreign currency forward contracts are executed as exchange-traded. Market participants can be described as large money center or regional banks. Exchange-traded derivatives typically fall within Level 1 or Level 2 in the fair value hierarchy depending on whether they are deemed to be actively traded or not.

We have elected to value derivatives as Level 2, using observable market data at the measurement date and standard valuation techniques to convert future amounts to a single present amount (discounted). Mid-market pricing is used as a practical expedient for fair value measurements. Key inputs for currency derivatives are the spot rate, interest rates and credit derivative markets. The spot rate for each currency is the same spot rate used for all balance sheet translations at the measurement date. The following values are calculated from commonly quoted intervals available from a third-party financial information provider. Forward points and LIBOR rates are used to calculate a discount rate to apply to assets and liabilities. One-year credit default swap spreads are used to discount derivative assets, all of which have final maturities of less than 12 months. We calculate the discount to the derivative liabilities to reflect the potential credit risk to lenders and have used the spread over LIBOR based on the credit risk of our counterparties. Each asset is individually discounted to reflect our potential credit risk and we have used the spread over LIBOR based on similar credit risk. We do not adjust the fair value for immaterial credit risk.

We have applied a valuation method for financial assets and liabilities and recurring non-financial assets consistently during this period and prior periods. The following table sets forth by level within the fair value hierarchy "Financial instruments owned at fair value." As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets and liabilities measured at fair value on a recurring basis are:

	Fair Value Measurements at January 2, 2009			
In millions	Balance at 1/2/09	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments in marketable securities				
U.S. government debt obligations	$223.5	$223.5	$ —	$—
U.S. government-sponsored enterprise (agency) debt obligations	103.4	—	103.4	—
Municipal tax-exempt debt obligations	36.9	—	36.9	—
Corporate debt obligations guaranteed by FDIC	69.5	—	69.5	—
Corporate debt obligations	41.9	—	41.9	—
Mortgaged backed debt obligations guaranteed by GNMA	35.4	—	35.4	—
Certificates of deposit guaranteed by FDIC	33.7	—	33.7	—
Foreign government debt obligations	214.5	—	214.5	—
Foreign corporate debt obligations guaranteed by foreign governments	17.2	—	17.2	—
Subtotal	776.0	223.5	552.5	—
Other marketable securities	179.1	179.1	—	—
Derivative financial instruments	3.4	—	3.4	—
Total Assets	$958.5	$402.6	$555.9	$—
Liabilities				
Stock loan	$179.1	$179.1	$ —	$—
Total Liabilities	$179.1	$179.1	$ —	$—

We deferred adoption of SFAS 157 for all non-recurring, non-financial assets per the provisions of FSP 157-2, which include property, plant and equipment, goodwill, intangible assets and investments in partnerships and start-up technology companies.

6. Investments

We account for investments in marketable securities at market prices, with the unrealized gain or loss, less deferred income taxes, shown as a separate component of stockholders' equity. We base realized gains and losses on specific identification of the security sold. At January 2, 2009, and December 28, 2007, available-for-sale marketable securities consisted of the following:

In millions	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
2008				
U.S. government debt obligations	$ 223.4	$0.5	$(0.4)	$ 223.5
U.S. government-sponsored enterprise (agency) debt obligations	102.0	1.4	—	103.4
Municipal tax-exempt debt obligations	36.8	0.1	—	36.9
Corporate debt obligations guaranteed by FDIC	68.3	1.2	—	69.5
Corporate debt obligations	42.2	0.2	(0.5)	41.9
Mortgaged backed debt obligations guaranteed by GNMA	35.3	0.2	(0.1)	35.4
Cerfificates of deposit guaranteed by FDIC	33.7	—	—	33.7
Foreign government debt obligations	211.9	2.9	(0.3)	214.5
Foreign corporate debt obligations guaranteed by foreign governments	17.1	0.1	—	17.2
Total	$ 770.7	$6.6	$(1.3)	$ 776.0
2007				
U.S. government debt obligations	$ 80.7	$0.6	$(0.1)	$ 81.2
U.S. government-sponsored enterprise (agency) debt obligations	256.9	2.7	—	259.6
Municipal tax-exempt debt obligations	283.4	1.7	—	285.1
Corporate debt and asset-backed obligations	184.7	1.0	(1.5)	184.2
Foreign government debt obligations	73.4	0.1	(0.2)	73.3
Foreign bank and corporate debt obligations	103.9	0.7	(0.4)	104.2
Preferred and common stocks	18.6	—	(0.7)	17.9
Total	$1,001.6	$6.8	$(2.9)	$1,005.5

Of our available-for sale debt obligations at January 2, 2009, $236.4 million have contractual maturities of less than 12 months, $504.3 million have contractual maturities of greater than one year up to five years and $35.3 million have contractual maturities greater than five years.

Gross unrealized gains related to fixed-income securities were caused by interest rate fluctuations. Gross unrealized losses related to fixed-income securities were primarily due to changes in market conditions that caused spreads to widen and interest rate fluctuations for fixed-income securities. We review investments held with unrealized losses to determine if the loss is other-than-temporary. We evaluated near-term prospects of the security in relation to the severity and duration and our intent and ability to hold the security for a period of time sufficient to allow for an anticipated recovery. Based on our review, we determined that it was reasonable to assume that some of our investments would not recover to fair value due to the severity and duration of the impairment. We recognized other-than-temporary impairments of $0.8 million for the year ended January 2, 2009, and $5.2 million for the year ended December 28, 2007. For all other investments we determined that our ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value was reasonable and do not consider these investments to be other-than-temporarily impaired at January 2, 2009. No other-than-temporary impairments were recorded for the year ended December 29, 2006.

Investments in marketable securities with unrealized losses at January 2, 2009, and December 28, 2007, were as follows:

	Unrealized Loss Less than 12 months		Unrealized Loss Greater than 12 months		Total	
In millions	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2008						
U.S. government debt obligations	$ 4.0	$—	$44.6	$(0.4)	$ 48.6	$(0.4)
Corporate debt obligations	17.2	(0.4)	6.6	(0.1)	23.8	(0.5)
Mortgaged backed debt obligations guaranteed by GNMA	—	—	16.6	(0.1)	16.6	(0.1)
Foreign government debt obligations	—	—	15.6	(0.3)	15.6	(0.3)
Total	$ 21.2	$(0.4)	$83.4	$(0.9)	$104.6	$(1.3)
2007						
U.S. government debt obligations	$ 28.8	$(0.1)	$ —	$ —	$ 28.8	$(0.1)
Corporate debt and asset-backed obligations	53.5	(1.2)	11.1	(0.3)	64.6	(1.5)
Foreign government debt obligations	31.2	(0.1)	15.1	(0.1)	46.3	(0.2)
Foreign bank and corporate debt obligations	50.9	(0.3)	10.7	(0.1)	61.6	(0.4)
Preferred and common stocks	3.8	(0.7)	—	—	3.8	(0.7)
Total	$168.2	$(2.4)	$36.9	$(0.5)	$205.1	$(2.9)

The following table presents gross realized gains and losses related to fixed income investments:

		Year Ended	
In millions	1/2/09	12/28/07	12/29/06
Gross realized gains	$ 19.3	$ 3.2	$ 0.6
Gross realized losses[1]	(22.9)	(8.7)	(1.1)
Total	$ (3.6)	$(5.5)	$(0.5)

[1] Includes other-than-temporary impairments of $0.8 million for the year ended January 2, 2009, and $5.2 million for the year ended December 28, 2007.

As a result of our acquisition of Advanced Fibre Communications, Inc. (AFC) in 2004, we acquired 10.6 million shares of Cisco common stock, shown as *Other marketable securities* in *Current Assets.* AFC owned this stock as a result of its investment in privately held Cerent Corporation, which was acquired by Cisco in 1999. In 2000, AFC entered into two three-year hedge contracts, pledging all of the Cisco stock to secure the obligations under the contracts. When the hedge contracts matured in 2003, AFC entered into stock loan agreements with a lender, borrowing 10.6 million shares of Cisco stock to settle the hedge contracts on the Cisco stock. The aggregate amount of the fair values of those stock loans is reflected as a current liability on our balance sheets as of January 2, 2009, and December 28, 2007. The values of both the asset and liability move in tandem with each other since each is based on the number of shares we hold at the current stock price. At January 2, 2009, *Other marketable securities* and *Stock loan* was $179.1 million at a market price of $16.96 per share and $291.0 million at a market price of $27.56 per share at December 28, 2007. The fees for 2008 associated with the stock loan agreement were $1.7 million.

In addition to the above investments, we maintain investments in partnerships and in start-up technology companies. We recorded these investments in *Other Assets.* These investments totaled $8.7 million recorded at cost at January 2, 2009, and $21.3 million ($19.8 million recorded at cost and $1.5 million recorded at fair value) at December 28, 2007.

We review each investment in our portfolio quarterly, including historical and projected financial performance, expected cash needs and recent funding events. We recognize other-than-temporary impairments if the market value of the investment is below its cost basis for an extended period of time or if the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Other-than-temporary impairments were $9.9 million for the year ended January 2, 2009, and are included in *Other expense, net* in the Consolidated Statements of Operations.

Other-than-temporary impairments were $0.5 million for the year ended December 28, 2007, and $7.0 million for the year ended December 29, 2006. During 2006, we recorded a net gain of $5.5 million to *Other Comprehensive Income* on available-for-sale securities as the investment was converted from preferred to public common shares. The investment had an aggregate value of $7.5 million.

7. Derivative Financial Instruments

Financial Contracts and Market Risk

We conduct business on a global basis in U.S. and foreign currencies, so our financial results are subject to risks associated with fluctuating foreign exchange rates. To mitigate these risks, we have a foreign currency exposure management program, which uses derivative foreign exchange contracts to address nonfunctional currency exposures that are expected to be settled in one year or less. We enter into derivative foreign exchange contracts only to the extent necessary to meet our goal of mitigating nonfunctional foreign currency exposures. We do not enter into hedging transactions for speculative purposes. The derivative foreign exchange contracts consist of foreign currency forward and option contracts.

Derivative financial contracts involve elements of market and credit risk not recognized in the financial statements. The market risk that results from these contracts relates to changes in foreign currency exchange rates, which generally are offset by changes in the value of the underlying assets or liabilities being held. Credit risk relates to the risk of nonperformance by a counterparty to one of our derivative contracts. We do not believe there is a significant credit risk associated with our hedging activities. We monitor the counterparties' credit ratings and other market data to minimize credit risk. In addition, we also limit the aggregate contract amount entered into with any one financial institution to mitigate credit risk.

Non-designated Hedges

We use derivative contracts to manage overall foreign currency exposures that are remeasured through income. We record these contracts on the balance sheet at fair value. Changes in the fair value of these contracts, excluding forward points, are included in earnings as part of *Other expense, net.* We had net losses of $2.4 million in 2008, net gains of $2.2 million in 2007 and net gains of $9.0 million in 2006. Receivables resulting from the contracts are included in *Miscellaneous receivables and other current assets,* while payables from the contracts are included as part of *Other accrued liabilities.* We recorded expense related to forward points in *Other expense, net* of $1.5 million in 2008, $1.0 million in 2007 and $1.5 million in 2006. We do not engage in hedging specific individual transactions. We held derivatives designated as non-designated hedges at the end of the year.

Our net foreign currency exposure is diversified among a broad number of currencies. The notional amounts reflected in the following table represent the U.S. dollar values of the agreed-upon amounts that will be delivered to a third party on the agreed-upon date:

	Notional Value of Forward Contracts[1]	
In millions	1/2/09	12/28/07
Related forward contracts to sell foreign currencies for Euro	$ 78.6	$146.3
Related forward contracts to buy foreign currencies for Euro	3.2	57.6
Related forward contracts to buy foreign currencies for Australian dollar	25.0	11.6
Related forward contracts to sell foreign currencies for British pound	15.1	15.8
Related forward contracts to buy foreign currencies for Brazil real	14.6	—
Related forward contracts to sell foreign currencies for U.S. dollar	11.2	13.8
Related forward contracts to buy foreign currencies for U.S. dollar	2.8	2.1
Related forward contracts to sell foreign currencies for Singapore dollar	1.1	1.3
Related forward contracts to buy foreign currencies for Philippine peso	0.8	—
Total	$152.4	$248.5

1 Pursuant to our policy, we entered into the above contracts immediately prior to the respective year-ends. Accordingly, the fair value of such contracts was nominal as of January 2, 2009, and December 28, 2007.

Cash Flow Hedges

We use derivative contracts designated as cash flow hedges to mitigate currency risk related to an imbalance of nonfunctional currency denominated costs and related revenue. We conducted monthly effectiveness tests of our derivative contracts on a spot-to-spot basis, which excludes forward points. We recorded expense related to forward points in *Other expense, net* of $0.5 million in 2008, $0.4 million in 2007 and income of $0.4 million in 2006. Effective gains and losses from derivative contracts are recorded in *Accumulated other comprehensive income* until the underlying transactions are realized, at which point they are reclassified to *Total cost of revenue.* Ineffectiveness of derivative contracts is recorded to *Other expense, net.* We did not have any ineffective derivative contracts in 2008. We recorded a nominal amount of ineffectiveness in 2007. If it becomes probable that an anticipated transaction that is hedged will not occur, we immediately reclassify the gains or losses related to that hedge from *Accumulated other comprehensive income* to *Other expense, net.* At January 2, 2009, we had net unrealized gain of $2.9 million in *Accumulated other comprehensive income*, which is expected to be reclassified to income within the next 12 months at the prevailing market rate. We held derivatives designated as cash flow hedges at the end of the year.

	Notional Value of Forward Contracts[1]	
In millions	1/2/09	12/28/07
Related forward contracts to buy foreign currencies for Euro	$43.4	$66.7
Related option contracts to buy foreign currencies for Euro	$ —	$15.6

[1] Pursuant to our policy, we entered into the above contracts immediately prior to the respective year-ends. Accordingly, the fair value of such contracts was $3.4 million as of January 2, 2009, and nominal as of December 28, 2007.

Net Investment Hedges

During 2008, we entered into foreign currency forward contracts to hedge a portion of our net investment in one of our foreign subsidiaries to reduce economic currency risk. Changes in the fair value of these contracts due to Euro exchange rate fluctuations are recorded as foreign currency translation adjustments within *Accumulated other comprehensive income.* As of January 2, 2009, we had a net unrealized gain of $7.4 million in *Accumulated other comprehensive income.* We recorded expense related to forward points in *Other expense, net* of $0.6 million in 2008. We held net investment hedges for the aggregate contract amount of 100 million Euros at January 2, 2009.

	Notional Value of Forward Contracts[1]	
In millions	1/2/09	12/28/07
Related forward contracts to sell foreign currencies for U.S. dollar	$139.7	$—

[1] Pursuant to our policy, we entered into the above contracts immediately prior to the respective year-end. Accordingly, the fair value of such contracts was nominal as of January 2, 2009.

8. Product Warranties

We provide warranties for all of our products. The specific terms and conditions of those warranties vary depending on the product. We provide a basic limited warranty, including parts and labor, for all products except access products for periods ranging from 90 days to 5 years. The basic limited warranty for access products covers parts and labor for periods ranging from 2 to 6 years.

Our estimate of warranty liability involved many factors, including the number of units shipped, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of our recorded warranty liability and adjust the amounts as necessary. The decline in accruals for product warranties issued during 2008 represents a lower number of units shipped, lower anticipated rates of warranty claims and a lower cost per claim. Other adjustments to accruals for product warranties issued represent reductions due to favorable experience to previous estimates.

We classify the portion of our warranty liability that we expect to incur in the next 12 months as a current liability. We classify the portion of our warranty liability that we expect to incur more than 12 months in the future as a long-term liability.

Our product warranty liabilities are as follows:

In millions	1/2/09	12/28/07	12/29/06
Balance – beginning of year	$ 49.1	$ 45.0	$ 49.2
Accruals for product warranties issued	12.8	24.0	31.8
Settlements	(13.0)	(13.6)	(25.0)
Other adjustments to accruals for product warranties issued	(9.6)	(6.3)	(11.0)
Balance – end of year	$ 39.3	$ 49.1	$ 45.0
Balance sheet classification at end of year			
Other accrued liabilities	$ 19.1	$ 25.1	$ 23.3
Other long-term liabilities	20.2	24.0	21.7
Total product warranty liabilities	$ 39.3	$ 49.1	$ 45.0

9. Equity-Based Compensation

The Tellabs, Inc. Amended and Restated 2004 Incentive Compensation Plan provides for the grant of short-term and long-term incentives, including stock options, stock appreciation rights (SARs), restricted stock and performance stock units (PSUs). Stockholders approved 53,889,977 shares for grant under the plan, of which 33,744,112 remain available for grant at January 2, 2009. Under the 2004 plan and predecessor plans, we granted awards at market value on the date of grant. On April 24, 2008, stockholders approved the Tellabs, Inc. Amended and Restated 2004 Incentive Compensation Plan, which authorized 14,750,000 shares for issuance.

At the beginning of our first quarter of 2006, we adopted the provisions of SFAS 123(R), which require us to recognize expense related to the fair value of our equity-based compensation awards. We elected to use the modified prospective transition method, and therefore did not restate prior periods. Therefore, we eliminated the balance of deferred compensation in *Stockholders' Equity* against *Additional paid-in capital* as of December 31, 2005, as required by this statement.

Stock Options

Stock options granted in 2008, 2007 and 2006 generally vest over three years from the date of the grant. We recognize compensation expense on a straight-line basis over the service period based on the fair value of the stock options on the grant date. Compensation expense for stock options was $11.0 million in 2008, $21.9 million in 2007 and $38.3 million in 2006. Options granted but unexercised expire 10 years from the grant date.

We estimate the fair value of stock options using the Black-Scholes option-pricing model. This model requires the use of assumptions that will have a significant impact on the fair value estimate. The following table summarizes the assumptions used to compute the weighted average fair value of current period grants:

	2008	2007	2006
Expected volatility	46.3%	41.2%	46.3%
Risk-free interest rate	3.0%	4.5%	4.8%
Expected term (in years)	4.5	4.6	4.5
Expected dividend yield	0.0%	0.0%	0.0%

We based our calculation of expected volatility on a combination of historical and implied volatility for options granted. We based the risk-free interest rate on the U.S. Treasury yield curve in effect at the date of grant. We estimated the expected term of the options using their vesting period, post-vesting employment termination behavior and historical exercise patterns.

The following is a summary of stock option activity during 2008, and status at January 2, 2009:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding—beginning of year	36,988,654	$17.25		
Granted	1,896,400	$ 5.25		
Exercised	(313,062)	$ 2.52		
Forfeited/expired	(5,720,074)	$14.82		
Outstanding—end of year	32,851,918	$17.12	4.2	$0.4
Exercisable—end of year	29,703,254	$18.11	3.7	0.3
Shares expected to vest	32,573,810	$17.21	4.1	0.4
Weighted average fair value of options granted during 2008		$ 2.20		

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on our closing stock price as of January 2, 2009, that the option holders would have received had all holders exercised their options as of that date. The aggregate intrinsic value of exercised stock options was $0.9 million in 2008, $13.2 million in 2007 and $50.3 million in 2006.

As of January 2, 2009, we had $7.4 million of unrecognized compensation cost related to stock options that we expect to recognize over a weighted average period of 1.8 years. The weighted average fair value of stock options granted was $4.21 in 2007 and $5.70 in 2006.

Cash-Settled Stock Appreciation Rights

The Tellabs, Inc. Amended and Restated 2004 Incentive Compensation Plan also provides for the granting of cash-settled SARs in conjunction with, or independent of, the stock options under the plans. These SARs allow the holder to receive in cash the difference between the cash-settled SARs' grant price (the market value of our stock on the grant date) and the market value of our stock on the date the holder exercises the SAR. These cash payments were negligible in 2008 and 2007 and $0.1 million in 2006. The cash-settled SARs are generally assigned 10-year terms and typically vest over three years from the grant date. At January 2, 2009, there were 264,463 cash-settled SARs outstanding with exercise prices that ranged from $3.83 to $70.06. The weighted average price of the 78,400 cash-settled SARs granted in 2008 was $5.29. The weighted average price of the 151,243 cash-settled SARs granted in 2007 was $10.24. The weighted average price of the 71,300 cash-settled SARs granted in 2006 was $11.62.

Restricted Stock

We granted 2,205,603 restricted shares in 2008, 2,903,869 restricted shares in 2007 and 1,114,227 restricted shares in 2006. Of the shares granted in 2008, 2,065,603 shares vest over a three-year period, 100,000 shares vest over a two-year period and 40,000 shares vest over a one-year period. Of the shares granted in 2007, 1,448,723 shares vest over a three-year period, 1,415,146 shares vest over a two-year period and 40,000 shares vest over a one-year period. Of the shares granted in 2006, 1,047,621 shares vest over a two-year period and 66,606 shares vest over a one-year period. We recognize compensation expense on a straight-line basis over the vesting periods based on the market price of our stock on the grant date. Compensation expense was $15.3 million in 2008, $10.2 million in 2007 and $7.9 million in 2006. The weighted average issuance price of restricted stock granted in 2008 was $5.46 per share. The weighted average issuance price of restricted stock granted in 2007 was $9.84 per share. The weighted average issuance price of restricted stock granted in 2006 was $12.98 per share. Non-vested stock award activity for 2008 follows:

	Shares	Weighted Average Grant Date Fair Value
Non-vested—beginning of year	3,221,011	$10.28
Granted	2,205,603	$ 5.46
Vested	(1,473,616)	$10.80
Forfeited	(537,173)	$ 8.76
Non-vested—end of year	3,415,825	$ 7.19

As of January 2, 2009, we had $17.0 million of unrecognized compensation cost related to restricted stock that we expect to recognize over a weighted average period of 1.8 years.

Performance Stock Units

We granted 777,000 PSUs in 2008, 375,000 PSUs in 2007 and 270,000 PSUs in 2006. The PSUs granted in 2008 would have entitled the recipients to receive shares of our common stock commencing in March 2009, contingent on the achievement of our operating income and revenue-based targets for the 2008 fiscal year. Following achievement of these financial measures and subject to continued employment, one-third of such shares would have been issued in annual installments in March 2009, March 2010 and March 2011. At minimum target performance, we would have issued one-half share for each PSU granted, and at maximum target performance, we would have issued two shares for each PSU granted. The weighted average price of PSUs granted in 2008 was $5.40 per share. Since 2008 performance fell below threshold performance, none of the PSUs were earned, no expense was incurred, and no amounts will be paid out with respect to them.

The PSUs granted in 2007 would have entitled the recipients to receive shares of our common stock commencing in March 2008, contingent on the achievement of company operating income and revenue-based targets for the 2007 fiscal year. None of the 2007 grants were earned, since 2007 performance fell below threshold performance. The weighted average issuance price of the PSUs granted in 2007 was $12.53 per share.

The PSUs granted in 2006 entitle the recipients to receive shares of our common stock in March 2008, contingent on the achievement of cumulative company operating income and revenue-based targets for the 2006 and 2007 fiscal years. Based on cumulative actual performance in 2006 and 2007, we issued 44,000 shares of the total PSUs based on attainment tied to the revenue objective in the first quarter of 2008. The weighted average issuance price of the PSUs granted in 2006 was $11.37 per share. Compensation expense for PSUs was $0.1 million in 2008, a credit of $0.3 million in 2007 and expense of $0.8 million in 2006. PSU activity for 2008 follows:

	Shares	Weighted Average Grant Date Fair Value
Non-vested—beginning of year	555,000	$12.07
Granted	777,000	$ 5.40
Vested	(44,000)	$11.37
Cancelled	(591,000)	$11.22
Non-vested—end of year	697,000	$ 5.40

Employee Stock Purchase Plan
Under the 2005 Tellabs, Inc. Employee Stock Purchase Plan, employees were able to elect to withhold a portion of their compensation to purchase our common stock at 85% of the fair market value on the date of purchase. In 2007, 384,893 shares of common stock were purchased under the plan, with 8,845,990 remaining available for purchase under the plan at January 2, 2009. Compensation expense for the plan was $0.4 million in 2007 and $1.0 million in 2006. The weighted average purchase price of shares purchased under the plan in 2007 was $9.03. Effective April 25, 2007, we suspended the 2005 plan. The final purchase for employees enrolled through the date of suspension occurred on April 30, 2007.

Equity-Based Compensation Expense
The following table sets forth the total equity-based compensation expense resulting from stock options, stock appreciation rights, restricted stock, performance stock units and the employee stock purchase plan (suspended effective April 25, 2007):

In millions	2008	2007
Cost of revenue—products	$ 2.3	$ 2.5
Cost of revenue—services	3.3	3.5
Research and development	8.9	12.3
Sales and marketing	5.2	6.4
General and administrative	6.7	7.4
Equity-based compensation expense before income taxes	26.4	32.1
Income tax benefit	(8.8)	(11.0)
Total equity-based compensation expense after income taxes	$17.6	$21.1

10. Employee Benefit and Retirement Plans

401(k) Plans
Our U.S.-based employees may participate in the Tellabs 401(k) Plan. Upon meeting eligibility requirements, we match (dollar-for-dollar) up to the first 4% of the employee's percentage contribution. Both employee and employer contributions are vested immediately. The plan provides for a discretionary Company contribution, which is subject to Board of Directors approval and is funded entirely by us. The amount of the contribution is based on a percent of pay for a specific period as declared by the Board. All 401(k) eligible employees actively employed on the last business day of the declared period are immediately eligible to receive this fully vested contribution. The investment of these funds follows the participants' elections on file for the program. The Board of Directors declared a 2% contribution in 2008, 2007 and 2006. We maintain similar plans for the benefit of eligible employees at our Finland and Denmark subsidiaries.

Our contributions to these programs were $25.6 million in 2008, $26.5 million in 2007 and $25.3 million in 2006.

Deferred Income Plan
We provide a Deferred Income Plan that permits certain officers and management employees to defer portions of their compensation. All deferrals prior to September 2, 2001, were guaranteed a fixed return. In September 2001, we adopted a new deferred income plan (2001 Plan), which offered multiple investment tracking funds with returns based on market performance. All deferrals into the 2001 plan were invested in the new fund options. Participants with a balance from the prior plan had that balance rolled into a fixed return fund which was not open to new deferrals or transfers from other investment funds. Money could be moved out of the fixed return fund into the other investment options. Effective January 1, 2008, the 2001 plan was transitioned into a new Internal Revenue Code Section 409(a) compliant plan, the Tellabs Deferred Income Plan 2008 (2008 Plan). The 2008 Plan provided participants the one-time opportunity to elect a distribution of their account balances from the 2001 Plan and also eliminated the fixed return fund. All remaining balances in the fixed return fund were transferred into the 2008 Plan options selected by the participants. As of January 2, 2009, the $12.8 million long-term portion of the deferred income obligation is included in *Other Long-Term Liabilities* and the $2.0 million current portion is included in *Other accrued liabilities*. Adjustments to reflect changes in the fair value of the amount owed to the employee are made to the applicable liability account with a corresponding charge (or credit) to compensation expense.

Retiree Medical Plan
We maintain a defined-benefit Retiree Medical Plan. Under the plan, we provide qualified retirees with a subsidy to offset their medical costs and allow the retirees to participate in the Company-sponsored healthcare plan. We made no contributions in 2008 or 2007. We currently do not anticipate making a contribution to the plan in 2009, as it is adequately funded.

On December 29, 2006, we adopted SFAS 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans*. SFAS 158 requires that we recognize the overfunded or underfunded status of our defined benefit postretirement plan as an asset or liability in the balance sheet with changes in the funded status recognized through comprehensive income in the year in which they occur. The impact of adoption was a charge to *Accumulated other comprehensive income* of $1.2 million at December 29, 2006.

The following table summarizes benefit obligations, plan assets and funded status of the Retiree Medical Plan:

In millions	2008	2007
Change in benefit obligation		
Accumulated postretirement benefit obligation – beginning of year	$ 10.9	$ 13.1
Service cost	0.9	1.1
Interest cost	0.6	0.6
Actuarial gain	(2.3)	(3.6)
Benefits paid	(0.2)	(0.3)
Curtailment	(0.8)	—
Accumulated postretirement benefit obligation – end of year	$ 9.1	$ 10.9
Change in plan assets		
Assets at fair value – beginning of year	$ 9.1	$ 9.0
Return on plan assets	(0.1)	0.3
Benefits paid	(0.2)	(0.2)
Assets at fair value – end of year	$ 8.8	$ 9.1
Funded status	$ (0.3)	$ (1.8)

The plan's assets were 84% invested in a guaranteed income fund, 8% invested in equity securities and 8% invested in fixed income securities at January 2, 2009. The plan's assets were 100% invested in a guaranteed income fund indexed to the five-year Treasury at December 28, 2007. The actuarial gain in 2008 was caused primarily by demographic changes and by a change in the participation assumption. The actuarial gain in 2007 was caused primarily by the change in the discount rate assumption and by demographic changes. The curtailment of $0.8 million in 2008 is primarily due to the reduction of employees during 2008.

The following table summarizes components of net periodic benefit cost of the Retiree Medical Plan:

In millions	2008	2007	2006
Components of net periodic postretirement benefit cost			
Service cost	$ 0.9	$ 1.1	$ 1.0
Interest cost	0.6	0.6	0.7
Expected return on assets	(0.6)	(0.4)	(0.5)
Amortization of actuarial gain	(0.2)	—	—
Amortization of unrecognized prior service cost	0.1	0.1	0.1
Net periodic postretirement benefit cost	$ 0.8	$ 1.4	$ 1.3
Curtailment	(0.6)	—	—
Total cost for the year	$ 0.2	$ 1.4	$ 1.3

The curtailment of $0.6 million in 2008 is primarily due to the reduction of employees during 2008. We amortize the prior service cost using a straight-line method over the average remaining years of service to full eligibility for benefits of the active Retiree Medical Plan participants. We expect to amortize $0.1 million of unrecognized prior service cost and $0.2 million of actuarial gain in 2009.

The following table summarizes the weighted average assumptions used to determine benefit costs and benefit obligations:

	2008	2007	2006
Discount rate used to determine benefit costs	6.75%	5.75%	6.00%
Discount rate used to determine benefit obligation	6.75%	6.75%	5.75%
Expected long-term rate of return on assets	7.00%	5.00%	5.00%

There is no trend rate assumption required for this plan because all liabilities are related to a fixed-dollar subsidy and are not related to medical claims. Therefore, any change in future medical inflation trends or assumptions will not affect the liabilities of this plan.

The discount rates used increased in 2008 and 2007 due to the increase in the hypothetical zero coupon corporate bond yield curve that replicates the cash flows of the plan. The expected long-term rate of return on assets increased in 2008 due to changing the allocation of plan assets to higher potential return categories.

We study historical markets and preserve long-term historical relationships between equities and fixed-income securities consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. We evaluate current market factors, such as inflation and interest rates, before determining long-term capital market assumptions. The long-term portfolio return is established via a building-block approach with proper consideration of diversification and rebalancing. We review peer data and historical returns to check for reasonableness and appropriateness.

The following table presents estimated future benefit payments for the Retiree Medical Plan as of January 2, 2009:

In millions	
2009	$0.3
2010	$0.4
2011	$0.4
2012	$0.4
2013	$0.5
2014–2018	$3.2

There is $0.5 million of unrecognized prior service cost, net of tax, and $3.2 million of unrecognized net gain, net of tax, in *Accumulated other comprehensive income* at January 2, 2009.

11. Income Taxes

Components of (loss) earnings before income taxes are as follows:

In millions	2008	2007	2006
Domestic source	$(1,042.6)	$ 0.2	$212.4
Foreign source	90.1	70.0	72.3
(Loss) earnings before income tax	$ (952.5)	$70.2	$284.7

The provision for income tax benefit (expense) consists of the following:

In millions	1/2/09	12/28/07	12/29/06
Current			
Federal	$ 25.7	$ 2.2	$ (28.7)
State	(0.1)	0.1	(7.9)
Foreign	(33.6)	(22.6)	(16.4)
Subtotal	(8.0)	(20.3)	(53.0)
Deferred			
Federal and state	17.4	11.8	(36.4)
Foreign	13.0	3.3	(1.2)
Subtotal	30.4	15.1	(37.6)
Total income tax benefit (expense)	$ 22.4	$ (5.2)	$ (90.6)

Deferred tax assets (liabilities) for 2008 and 2007 consist of the following:

In millions	1/2/09	12/28/07
Deferred tax assets		
Net operating loss and tax credit carryforwards	$ 139.1	$ 94.9
Amortizable intangibles	74.1	9.9
Accrued liabilities	38.3	31.3
Inventory reserves	38.2	34.9
Deferred employee benefit expenses	20.5	23.1
Deferred compensation plan	12.0	13.0
Restructuring accruals	11.2	8.8
Fixed assets and depreciation	2.7	—
Deferred revenue and advance payments	1.0	2.3
Other	11.4	8.7
Deferred tax assets	$ 348.5	$ 226.9
Deferred tax liabilities		
Unrealized gain on marketable securities	$(198.4)	$(198.9)
Fixed assets and depreciation	—	(0.1)
Other	(7.3)	(2.7)
Deferred tax liabilities	$(205.7)	$(201.7)
Valuation allowance	$(113.8)	$ (43.0)
Net deferred tax assets (liabilities)	$ 29.0	$ (17.8)

The net deferred income tax liability decreased from $17.8 million at December 28, 2007, to a net deferred tax asset of $29.0 million at January 2, 2009. The $46.8 million change is attributable primarily to an increase in the carryforward of net operating losses and credits for the year, as well as an increase in the amortizable intangible deferred asset resulting from the goodwill impairment recorded in the third quarter of 2008, offset by an increase in the valuation allowance during the year. Our deferred tax liability includes $195.8 million representing taxes that will be due on certain hedge contract gains upon termination of our *Stock loan*.

Reconciliation of the reported effective income tax rates to the domestic federal income tax rate:

In percentages	2008	2007	2006
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Goodwill impairment	(29.5)	—	—
Valuation allowance on net domestic deferred tax assets	(8.7)	4.9	3.1
Loss on investment in subsidiary	2.9	—	—
Foreign earnings taxed at different rates[1]	1.7	(21.9)	(5.6)
Research and development credits	1.5	(15.7)	(3.3)
Nondeductible equity-based compensation expense	(0.8)	0.9	0.8
State income tax, net of federal benefits	0.6	4.9	1.6
Interest related to prior year tax matters	(0.3)	7.6	0.2
Tax exempt interest	0.2	(6.3)	(0.9)
Other, net	(0.2)	(2.0)	0.9
Effective income tax rate	2.4%	7.4%	31.8%

1 In 2007, foreign earnings taxed at different rates reflects a benefit of $12.4 million, including interest, related to the reversal of reserves no longer required due to a lapse in the statute of limitations.

Deferred Tax Valuation Allowance
SFAS 109, *Accounting for Income Taxes*, requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Prior to 2008, we established valuation allowances primarily for future tax benefits from capital losses, state net operating losses and state tax credits with relatively short carryforward periods, and certain foreign net operating losses. The loss incurred in the year ended January 2, 2009, and the net cumulative loss for the current and prior two years, represents sufficient negative evidence under the provisions of SFAS 109 for the Company to determine that the establishment of a valuation allowance against domestic deferred tax assets is appropriate. This valuation allowance will offset assets associated with future tax deductions as well as carryforward items. Until an appropriate level of profitability is attained, we expect to continue to maintain a valuation allowance on our net deferred tax assets related to future U.S. and certain non-U.S. tax benefits.

During 2008 our domestic valuation allowance increased by $79.9 million due to our cumulative loss position. Our non-U.S. valuation allowance decreased by $9.1 million, including $4.6 million from the utilization of loss carryforwards and $4.5 million that favorably impacted tax expense due to an increase in projected future profits in one of our foreign subsidiaries.

Summary of Carryforwards
We had the following tax net operating loss (tax effected) and credit carryforwards as of January 2, 2009:

		Years of Expiration	
In millions	1/2/09	Beginning	Ending
U.S. net operating loss and credit carryforwards	$98.0	2015	2028
State net operating loss and credit carryforwards	25.7	2009	2028
State credit carryforwards	13.7	no expiration	
Foreign net operating loss carryforwards	3.6	no expiration	
U.S. capital loss carryforwards	11.1	2010	2013
Foreign net operating loss carryforwards	2.6	2011	2018
Total	$154.7		

The income tax provision does not reflect the tax savings resulting from deductions associated with our equity-based compensation. The tax benefit of $1.7 million will be credited to *Additional paid-in capital* when those benefits are used to reduce taxes payable.

Accounting for Uncertainty in Income Taxes (FIN 48)
We adopted the provisions of FIN 48 on December 30, 2006. As a result, we recognized a decrease of $5.7 million in the liability for unrecognized tax benefits, which we accounted for as a cumulative effect increase of $6.3 million to retained earnings and an increase of $0.6 million to goodwill balances at December 30, 2006. The total amount of unrecognized tax benefits as of

January 2, 2009, was $28.6 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2008	2007
Balance – beginning of year	$ 63.8	$70.2
Additions based on tax positions related to the current year	2.2	2.9
Additions for tax positions of prior years	1.8	1.6
Reductions for tax positions of prior years as a result of a lapse in the statute of limitations	—	(8.1)
Reductions for tax positions of prior years relating to settlements with taxing authorities	(39.2)	(2.8)
Balance – end of year	$ 28.6	$63.8

The ending balance at January 2, 2009, includes an accrual of $24.5 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate. We continue to recognize interest and penalties related to income tax matters as part of income tax expense. Our tax provision included $4.6 million of interest and penalties for 2008 and $5.3 million for 2007. The balance of interest and penalties accrued was $9.8 million as of January 2, 2009, and $12.6 million as of December 28, 2007. At January 2, 2009, our noncurrent accrual for taxes and interest was $37.4 million.

It is reasonably possible that unrecognized benefits related to federal income taxes will decrease by approximately $8.0 million as a result of the settlement of audits or the expiration of statute of limitations within the next 12 months.

It is reasonably possible that unrecognized benefits related to state income taxes will decrease by approximately $16.0 million as a result of the settlement of audits or the expiration of the statute of limitations within the next 12 months.

It is reasonably possible that unrecognized benefits related to foreign income taxes will decrease by approximately $1.0 million as a result of the settlement of audits or the expiration of the statute of limitations within the next 12 months.

Investment in Foreign Operations

We do not provide deferred U.S. income taxes and foreign withholding taxes on the undistributed cumulative earnings of foreign subsidiaries because we consider such earnings to be permanently reinvested in those operations. The undistributed cumulative earnings of foreign subsidiaries that are considered permanently reinvested outside the United States were $517.7 million at January 2, 2009. Upon repatriation of these earnings, we would be subject to U.S. income tax, net of available foreign tax credits. At January 2, 2009, the estimated amount of this unrecognized deferred tax liability on permanently reinvested foreign earnings, based on current exchange rates and assuming we are able to use foreign tax credits, was $87.3 million.

Audits

We file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. We are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities in our major jurisdictions for years before 2003. Our major jurisdictions currently include the United States, California, Illinois, Finland, Denmark and Mexico. During 2008 we reached a settlement with the Internal Revenue Service (IRS) in connection with their examination of all tax years prior to 2006, resulting in a $34.8 million tax benefit. Of our major jurisdictions, we are currently under audit by the State of California for the 2004 through 2006 tax periods. We do not expect the outcome of tax examinations to have a material effect on our consolidated results of operations, consolidated financial position, or cash flow.

12. Accumulated Other Comprehensive Income

Accumulated other comprehensive income has no impact on our net earnings (loss) but is reflected in our consolidated balance sheet through adjustments to stockholders' equity. Accumulated other comprehensive income derives from unrealized gains (losses) and related adjustments on available-for-sale securities, unrealized gains (losses) on cash flow and net investment hedges, foreign currency translation adjustments, unrecognized prior service costs and unrecognized net gains (losses) on our retiree medical plan.

Accumulated other comprehensive income (net of tax) for 2008, 2007 and 2006 consists of the following:

In millions	Unrealized Net Gain (Loss) on Available-for-Sale Securities	Unrealized Net Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Unrecognized Prior Service Cost	Unrecognized Net Gain (Loss) on Retiree Medical Plan	Accumulated Other Comprehensive Income
Balance at December 30, 2005	$(3.7)	$ —	$ 60.7	$ —	$ —	$ 57.0
Unrealized net gain on securities	5.6	—	—	—	—	5.6
Net gain on cash flow hedges	—	0.3	—	—	—	0.3
Net translation gain	—	—	33.6	—	—	33.6
Unrecognized prior service cost	—	—	—	(0.7)	—	(0.7)
Unrecognized net loss on retiree medical plan	—	—	—	—	(0.5)	(0.5)
Reclassification adjustment for gain included in net earnings	(0.4)	(0.1)	—	—	—	(0.5)
Balance at December 29, 2006	$ 1.5	$ 0.2	$ 94.3	$(0.7)	$(0.5)	$ 94.8
Unrealized net gain on securities	3.0	—	—	—	—	3.0
Net loss on cash flow hedges	—	(0.2)	—	—	—	(0.2)
Net translation gain	—	—	34.9	—	—	34.9
Unrecognized net gain on retiree medical plan	—	—	—	—	2.3	2.3
Reclassification adjustment for gain included in net earnings	(2.1)	(0.4)	—	—	—	(2.5)
Balance at December 28, 2007	$ 2.4	$(0.4)	$129.2	$(0.7)	$ 1.8	$132.3
Unrealized net gain on securities	2.9	—	—	—	—	2.9
Net gain on cash flow hedges	—	2.9	—	—	—	2.9
Net gain on net investment hedges	—	—	10.3	—	—	10.3
Net translation loss	—	—	(23.0)	—	—	(23.0)
Unrecognized prior service cost	—	—	—	0.2	—	0.2
Unrecognized net gain on retiree medical plan	—	—	—	—	1.4	1.4
Reclassification adjustment for (gain) loss included in net loss	(2.6)	0.4	—	—	—	(2.2)
Balance at January 2, 2009	$ 2.7	$ 2.9	$116.5	$(0.5)	$ 3.2	$124.8

13. Comprehensive (Loss) Income

Comprehensive income for the periods presented consists of net earnings, unrealized gains and losses on available-for-sale securities, reclassification adjustments for gains included in net earnings, unrealized gains and losses on cash flow hedges, foreign currency translation adjustments, unrealized gain on net investment hedges and unrecognized prior service costs and net gains (losses) due to SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

In millions	1/2/09	12/28/07	12/29/06
Net (loss) earnings	$(930.1)	$ 65.0	$194.1
Other comprehensive income			
Reclassification adjustment for gain included in net earnings, net of a tax benefit of $1.5 in 2008, $1.7 in 2007 and $0.2 in 2006	(2.2)	(2.5)	(0.5)
Unrealized gain on available-for-sale securities, net of tax (expense) benefit of $(2.5) in 2008, $(1.8) in 2007 and $1.5 in 2006,	2.9	3.0	5.6
Unrealized gain (loss) on cash flow hedges, net of tax (expense) benefit of $(2.0) in 2008, $0.2 in 2007 and $(0.2) in 2006	2.9	(0.2)	0.3
Unrealized gain on net investment hedges	10.3	-	-
Foreign currency translation adjustments	(23.0)	34.9	33.6
Unrecognized prior service cost, net of tax (expense) benefit of $0.0 in 2008, $(0.1) in 2007 and $0.4 in 2006	0.2	-	(0.7)
Unrecognized net gain (loss) on retiree medical plan, net of tax (expense) benefit of $0.0 in 2008, $(1.3) in 2007 and $0.3 in 2006	1.4	2.3	(0.5)
Total comprehensive (loss) income	$(937.6)	$102.5	$231.9

14. Segment Information

We report operating results for three segments: Broadband, Transport and Services.

The Broadband segment includes access, managed access and data product portfolios that facilitate the delivery of bundled voice, video and high-speed Internet/data services over copper-based and/or fiber-based networks and delivery of next-generation wireline and wireless services. Access offerings include the Tellabs® 1000 multiservice access series, the Tellabs® 1100 multiservice access series and the Tellabs® 1600 optical network terminal (ONT) series. Managed access products include the Tellabs® 2300 cable telephony distribution system, the Tellabs® 6300 managed transport system and the Tellabs® 8100 managed access system. Data products include the Tellabs® 8600 managed edge system and the Tellabs® 8800 multiservice router series.

The Transport segment includes solutions that enable service providers to transport service and manage optical bandwidth by adding capacity when and where it's needed. Wireline and wireless carriers use these products within the metropolitan portion of their transport networks to support wireless services, business services for enterprise customers, and triple-play voice, video and data services for residential customers. Product offerings include the Tellabs® 3000 voice-quality enhancement products, the Tellabs® 5000 series of digital cross-connect systems and the Tellabs® 7100 OTS.

The Services segment delivers deployment, support, professional consulting, training and systems integration services to our customers. These services support all phases of the network: planning, building and operating.

We define segment profit as gross profit less research and development expenses. Segment profit excludes sales and marketing expenses, general and administrative expenses, the amortization of intangibles, restructuring and other charges, the impact of equity-based compensation (which includes restricted stock and performance stock units granted after June 30, 2006, and stock options) and the goodwill impairment charge.

Consolidated revenue by segment follows:

In millions	2008	2007	2006
Broadband	$ 919.9	$1,018.6	$1,080.4
Transport	580.1	672.7	778.2
Services	229.0	222.1	182.6
Total	$1,729.0	$1,913.4	$2,041.2

Segment profit and reconciliation to operating (loss) earnings by segment follows:

In millions	2008	2007	2006
Broadband	$ 115.7	$ 39.1	$ 120.4
Transport	178.0	237.5	414.5
Services	75.5	72.2	65.7
Total segment profit	$ 369.2	$ 348.8	$ 600.6
Sales and marketing expenses	(170.0)	(176.6)	(179.8)
General and administrative expenses	(101.8)	(99.1)	(113.5)
Equity-based compensation	(14.3)	(17.6)	(23.9)
Intangible asset amortization	(23.9)	(22.5)	(28.6)
Restructuring and other charges	(40.9)	(5.8)	(8.0)
Goodwill impairment	(988.3)	—	—
Operating (loss) earnings	$(970.0)	$ 27.2	$ 246.8

The segments use many of the same assets. For internal reporting purposes, we do not allocate assets by segment and therefore no asset, depreciation and amortization, or capital expenditure by segment information is provided to our chief operating decision maker.

During 2008, revenue from two customers accounted for 33% and 16% of consolidated revenue. In 2007, revenue from two customers accounted for 37% and 16% of consolidated revenue. In 2006, revenue from three customers accounted for 27%, 12% and 11% of consolidated revenue. We attribute revenue to customers based on the effective date of any relevant merger. Revenue from these major customers is earned in each of the three operating segments.

Consolidated revenue by country based on customer location follows:

In millions	2008	2007	2006
United States	$1,174.0	$1,398.6	$1,524.7
All other countries	555.0	514.8	516.5
Total	$1,729.0	$1,913.4	$2,041.2

Long-lived assets by country follow:

In millions	1/2/09	12/28/07
United States	$396.5	$1,423.8
Finland	53.9	80.3
All other countries	20.0	19.4
Total	$470.4	$1,523.5

15. Operating Lease Commitments

We have a number of operating lease agreements primarily involving office space, buildings and office equipment. These leases are non-cancelable and expire on various dates through 2028. As of January 2, 2009, future minimum lease commitments under non-cancelable leases are as follows:

In millions	
2009	$ 9.4
2010	6.2
2011	3.9
2012	3.7
2013	3.2
2014 and thereafter	3.7
Total minimum lease payments	$30.1

Total future minimum lease payments have not been reduced by $0.5 million of future sublease payments to be received under non-cancelable subleases. Total rental expense was $11.0 million for 2008, $18.4 million for 2007 and $20.2 million for 2006.

16. Stock Repurchase Programs

On February 2, 2005, our Board of Directors authorized the purchase of up to $300 million of our outstanding common stock. As of August 2, 2006, we purchased 32.0 million shares of our common stock at a total cost of $300 million, completing this program. This includes purchases of $107.4 million (7.6 million shares) during fiscal 2006.

On January 26, 2006, our Board of Directors authorized the purchase of up to $100 million annually of our outstanding stock under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. On April 27, 2006, our Board of Directors authorized the removal of the $100 million cap from this share repurchase program. We intend to continue to use cash generated by employee stock option exercises (other than those of company officers and board members) to repurchase stock in the manner provided under this program. As of January 2, 2009, we had purchased 7.3 million shares of our common stock under this program since February 2006, at a total cost of $91.6 million, including $0.9 million (0.2 million shares) in 2008. On January 29, 2009, our Board of Directors authorized a one-year extension of this program.

On July 31, 2006, our Board of Directors authorized a repurchase program of up to $300 million of our outstanding common stock. As of February 1, 2008, we had purchased 37.0 million shares of our common stock under this program at a total cost of $300 million, completing this program. This total includes purchases of $29.9 million (4.6 million shares) in 2008.

On November 8, 2007, our Board of Directors authorized a repurchase program of up to $600 million of our outstanding common stock. As of January 2, 2009, we had purchased 19.7 million shares of our common stock under this program at a total cost of $122.9 million, leaving $477.1 million available to be purchased under this program. We may repurchase shares under the authorized open market program periodically during open trading windows when we do not possess material nonpublic information. We provide no assurance that we will continue our repurchase activity and we may change our repurchase activity in the future.

In addition, during 2008 we purchased 0.4 million shares for $2.0 million to cover withholding taxes on shares issued under employee stock plans. In 2007, we purchased 0.2 million shares for $2.2 million to cover withholding taxes on shares issued under employee stock plans.

We record repurchased shares as *Treasury stock*.

17. (Loss) Earnings Per Share

The following table sets forth the computation of net (loss) earnings per share:

In millions, except per-share data	2008	2007	2006
Numerator:			
Net (loss) earnings	$(930.1)	$ 65.0	$194.1
Denominator:			
Denominator for basic net (loss) earnings per share – weighted average shares outstanding	400.1	436.6	445.9
Effect of dilutive securities:			
Employee stock options and awards	—	4.5	8.2
Denominator for diluted net (loss) earnings per share – adjusted weighted average shares outstanding and assumed conversions	400.1	441.1	454.1
Net (loss) earnings per share, basic	$ (2.32)	$ 0.15	$ 0.44
Net (loss) earnings per share, diluted	$ (2.32)	$ 0.15	$ 0.43

Under U.S. GAAP, dilutive securities are not included in the computation of diluted earnings per share when a company is in a loss position. Diluted weighted average shares outstanding were 400.9 million in 2008. The number of anti-dilutive securities excluded from the weighted average shares outstanding computation was 35.0 million in 2008, 21.7 million in 2007 and 17.0 million in 2006.

18. Quarterly Financial Data (Unaudited)

Selected quarterly financial data for 2008 and 2007 follows:

In millions, except per-share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
Revenue	$ 464.1	$ 432.5	$ 424.1	$ 408.3
Gross profit	$ 177.9	$ 150.2	$ 162.2	$ 169.8
Net earnings (loss)	$ 16.6	$ 39.0	$ (998.5)	$ 12.8
Earnings (loss) per share –				
Basic	$ 0.04	$ 0.10	$ (2.51)	$ 0.03
Diluted	$ 0.04	$ 0.10	$ (2.51)	$ 0.03
2007				
Revenue	$ 451.9	$ 534.5	$ 457.9	$ 469.1
Gross profit	$ 185.9	$ 187.6	$ 144.3	$ 156.5
Net earnings	$ 25.5	$ 29.6	$ 3.6	$ 6.3
Earnings per share –				
Basic	$ 0.06	$ 0.07	$ 0.01	$ 0.01
Diluted	$ 0.06	$ 0.07	$ 0.01	$ 0.01

The per-share computation for the year is a separate, annual calculation. Accordingly, the sum of the quarterly per-share amounts does not necessarily equal the annual per-share amount.

5-Year Summary of Selected Financial Data (Unaudited)

In millions, except per-share, employee and stockholder data	2008[3]	2007	2006	2005	2004[4]
Statement of Operations Data					
Revenue	$ 1,729.0	$ 1,913.4	$ 2,041.2	$ 1,883.4	$1,231.8
Gross profit	$ 660.1	$ 674.3	$ 933.6	$ 855.0	$ 657.0
Operating (loss) earnings	$ (970.0)	$ 27.2	$ 246.8	$ 188.8	$ (31.7)
(Loss) earnings before income tax	$ (952.5)	$ 70.2	$ 284.7	$ 213.1	$ (10.2)
Net (loss) earnings	$ (930.1)	$ 65.0	$ 194.1	$ 175.8	$ (29.8)
Net (loss) earnings per share	$ (2.32)	$ 0.15	$ 0.43	$ 0.39	$ (0.07)
Net (loss) earnings per share – diluted	$ (2.32)	$ 0.15	$ 0.43	$ 0.39	$ (0.07)
Weighted average shares outstanding – diluted	400.1	441.1	454.1	454.5	420.2
Balance Sheet Data					
Total assets	$ 2,508.2	$ 3,746.6	$ 3,922.4	$ 3,514.9	$3,545.1
Total liabilities	$ 661.7	$ 833.3	$ 984.1	$ 700.2	$ 747.9
Stockholders' equity	$ 1,846.5	$ 2,913.3	$ 2,938.3	$ 2,814.7	$2,797.3
Other Information					
Net cash provided by operating activities	$ 130.8	$ 133.4	$ 320.1	$ 258.4	$ 214.7
Working capital	$ 1,395.2	$ 1,438.7	$ 1,470.4	$ 1,347.8	$1,298.9
Research and development expense [1]	$ 305.2	$ 343.1	$ 356.9	$ 344.0	$ 250.3
Return on average stockholders' equity	-39.1%	2.2%	6.7%	6.3%	–1.2%
Stock price at year-end	$ 4.20	$ 6.70	$ 10.26	$ 10.90	$ 8.59
Number of employees	3,228	3,716	3,713	3,609	4,125
Number of stockholders [2]	7,088	7,356	7,678	8,262	8,035

1 Research and development expense does not include purchased in-process research and development costs of $2.2 million in 2005 and $102.1 million in 2004.

2 For 2008 represents the number of stockholders at February 20, 2009. For 2007 represents the number of stockholders at February 15, 2008. For 2006 represents the number of stockholders at February 16, 2007. For years 2005 – 2004 represents the number of stockholders at the record date for the next annual meeting of stockholders.

3 Includes a non-cash goodwill impairment charge of $988.3 million.

4 Includes the acquisition of AFC in November 2004.

Board of Directors



Michael J. Birck, 71, chairman and co-founder of Tellabs. Chairman since 2000, chief executive officer 2002-2004, chief executive officer and president 1975-2000. Director, Molex Incorporated. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.



Bo Hedfors, 65, founder and president of Hedfone Consulting, Inc. (telecom and Internet consulting) since 2002. President, global wireless infrastructure business at Motorola 1998-2002. President and chief executive officer of Ericsson, Inc. 1994-1998; chief technology officer of LM Ericsson 1990-1993. M.S.E.E., Chalmers University of Technology. Tellabs director since 2003.



Frank Ianna, 59, chief executive officer of Attila Technologies LLC since 2007. President of AT&T Network Services 1998-2003; various executive and senior management positions at AT&T 1990-1998; various management and staff positions at AT&T 1972-1998. Director, Clearwire Corporation and Sprint Nextel. M.S.E.E., Massachusetts Institute of Technology; B.E.E.E., Stevens Institute of Technology. Tellabs director since 2004.



Linda Wells Kahangi, 45, president of New Edge Networks, an EarthLink subsidiary, 2007-2008. Executive vice president and general manager of business solutions at EarthLink 2005-2007; executive vice president of operations 2000-2005; vice president of engineering at MindSpring 1999-2000. Various management positions at Netcom 1996-1999; Sybase 1994-1996; Amdahl 1992-1994; GTE 1987-1992. M.B.A., St. Mary's College; B.S., Iowa State University. Tellabs director since 2006.



Fred A. Krehbiel, 67, co-chairman of Molex Incorporated since 1999. Co-chairman and chief executive officer 2004-2005; chairman of the board and chief executive officer 1993-1999; vice chairman and chief executive officer 1988-1993. Director, DeVry, Inc. B.A., Lake Forest College. Tellabs director since 1985.



Michael E. Lavin, 63, Midwest area managing partner KPMG LLP 1993-2002. Partner 1977-2002. Director, Integrys Energy Group, Inc. and SPSS Inc. B.B.A., University of Wisconsin. Tellabs director since 2003.



Stephanie Pace Marshall, Ph.D., 63, founding president and president emerita of Illinois Mathematics and Science Academy since 1986. Ph.D., Loyola University; M.A., University of Chicago; B.A., Queens College. Tellabs director since 1996.



Robert W. Pullen, 46, president and chief executive officer since 2008. Vice president and general manager of global services 2005-2008; senior vice president of North American sales 2002-2005; various management, engineering and sales positions 1985-2002. Chairman emeritus, executive board of Telecommunications Industry Association. M.B.A., Northwestern University; B.S., University of Illinois. Tellabs director since 2008.



William F. Souders, 80, chairman and chief executive officer of Emery Air Freight Corporation 1988-1989. Executive vice president and director at Xerox Corporation 1974-1986. B.A., Lake Forest College. Tellabs director since 1990.



Jan H. Suwinski, 67, professor of Business and Operations, Cornell University, Johnson Graduate School of Management since 1996. Chairman, Siecor Corporation, 1992-1996. Executive vice president of OptoElectronics Group, Corning Incorporated 1990-1996. Director, Thor Industries, Inc. and ACI Worldwide, Inc. M.B.A. and B.M.E., Cornell University. Tellabs director since 1997.

Board of Directors Structure and Process

Tellabs is managed by and under the direction of its Board of Directors.

Each director who is not an officer of the Company receives an annual retainer for board service and for committee service. In addition, each committee chair receives an annual retainer. Each director receives equity compensation. (Details can be found in the Tellabs 2009 proxy statement.)

The board has an audit and ethics committee, a nominating and governance committee and a compensation committee.

Members of the audit and ethics committee are Michael Lavin – Chair, Linda Wells Kahangi, William Souders and Jan Suwinski.

Nominating and governance committee members are Stephanie Pace Marshall – Chair, Bo Hedfors, Linda Wells Kahangi, Fred Krehbiel and Michael Lavin.

Compensation committee members are William Souders – Chair, Frank Ianna, Stephanie Pace Marshall and Jan Suwinski.

Corporate Governance and Bylaws

Tellabs is committed to remaining responsive to stockholders, strengthening our corporate governance and adopting the best practices of major public companies. The Tellabs Board of Directors has amended the company's bylaws to update the "advance notice" and indemnification provisions. These changes are reflected in Tellabs' Fourth Amended and Restated Bylaws at www.tellabs.com/investors/by-laws_012909.pdf.

The "advance notice" provisions of the bylaws govern the manner in which stockholders may nominate candidates for election to the Board of Directors and propose other business to be conducted at annual and special meetings of stockholders, separate from the Company's proxy statement. The proposed amendments to these provisions are intended to facilitate orderly meetings of stockholders and informed voting decisions. The indemnification provisions of the bylaws were modified in order to update such provisions, to enhance protections available to the directors and officers of the Corporation, and to increase the Corporation's ability to attract and retain highly qualified directors and officers.

Officers



The Tellabs leadership team includes (left to right): Rizwan Khan, Daniel P. Kelly, Dr. Vikram Saksena, Michael J. Birck, Robert W. Pullen, Timothy J. Wiggins, Jean K. Holley, John M. Brots, James M. Sheehan and Roger J. Heinz.

Michael J. Birck, 71, chairman and co-founder of Tellabs. Chairman since 2000, chief executive officer 2002-2004, chief executive officer and president 1975-2000. Director, Molex Incorporated. M.S.E.E., New York University; B.S.E.E., Purdue University. Tellabs director since 1975.

Robert W. Pullen, 46, president and chief executive officer since 2008. Vice president and general manager of global services 2005-2008; senior vice president of North American sales 2002-2005; various management, engineering and sales positions 1985-2002. Chairman emeritus, executive board of Telecommunications Industry Association. M.B.A., Northwestern University; B.S., University of Illinois. Tellabs director since 2008.

John M. Brots, 48, executive vice president, global operations since 2005. Vice president of supply chain management 2004; vice president of North American operations 2000-2003; various operations and management positions 1988-2003. M.B.A., St. Edwards University; B.S., Cameron University.

Roger J. Heinz, 46, executive vice president, global sales and services since 2008. President, IP-NGN core business unit at Alcatel-Lucent 2006-2008; vice president, converged IP core solutions; vice president, Sprint sales and various management positions at Lucent Technologies 1999-2006. Senior positions at Astral Point Communications, Lucent Technology and AT&T Bell Laboratories 1986-1999. M.S.E.E., Cornell University; B.S.E.E., University of Illinois.

Jean K. Holley, 49, executive vice president and chief information officer since 2005. Senior vice president and chief information officer 2004. Chief information officer at USG Corp. 1998-2003. Various positions at Waste Management 1989-1998. Director, VASCO Data Security International, Inc. M.S., Illinois Institute of Technology; B.S., University of Missouri-Rolla.

Daniel P. Kelly, 47, executive vice president, global products since 2007. Executive vice president, transport products 2004-2007. Various engineering and management positions 1985-2004. M.B.A., University of Chicago; M.S.E.E. and B.S.E.E., University of Notre Dame.

Rizwan Khan, 42, executive vice president, global marketing since 2008. Senior vice president of global marketing 2005-2008; various director roles including Tellabs' APAC region 2001-2005; engineering and management positions at Motorola, Newbridge and Siemens 1988-2001. B.S.E.E., University of Engineering and Technology Lahore, Pakistan.

Dr. Vikram Saksena, 52, executive vice president and chief technology officer since 2008. CTO at Sonus Networks 2003-2008; various positions as CTO and chief architect at start-ups MaxComm Technologies and Narad Networks as well as Cisco 1998-2003; responsible for data network infrastructure at AT&T 1982-1998. Senior member of the IEEE. Ph.D. and M.S. in E.E., University of Illinois; B.S.E.E., Indian Institute of Technology.

James M. Sheehan, 46, chief administrative officer since 2005. General counsel and secretary since 2002; vice president and deputy general counsel 2000-2002; director and assistant general counsel 1995-2000. J.D., University of Illinois College of Law; B.S., University of Illinois.

Timothy J. Wiggins, 52, executive vice president and chief financial officer since 2003. Executive vice president and chief financial officer at Chicago Bridge & Iron Company, N.V. 1996-2001; various senior financial and operating management positions at Fruehauf Trailer Corporation and Autodie Corporation 1988-1996. Certified Public Accountant; B.S., Michigan State University.

Glossary

3G Mobile — Wireless networks built for digital voice and high-speed data, including video.

4G Mobile — The future generation of wireless networks, designed to offer broadband speeds and integrate different types of mobile technology.

Access — Equipment that provides a connection between service providers' central offices and homes, businesses and other user locations.

ATM (Asynchronous Transfer Mode) — A high-speed, high-bandwidth transmission technology that carries data traffic in fixed-size cells.

Backhaul — Aggregating and transmitting traffic from remote sites to a main transmission network.

Bandwidth — The carrying capacity of a communications channel.

Bluetooth — Technology that enables short-range wireless communications, for example, between a mobile phone and a wireless headset.

Broadband — A high-bandwidth fiber optic, coaxial or hybrid line with more capacity than a voice-grade phone line, which is capable of carrying numerous voice, data and video channels at once.

Carrier Ethernet — A scalable, manageable carrier-class network that delivers standardized Ethernet services with Quality of Service and high levels of reliability.

Data — Any network traffic other than voice phone calls. Increasingly, phone calls and video are encoded and transported as data.

Deployment Services — Services such as installation, training and support.

Digital — Systems that transport information in the binary 1s and 0s format, like a computer code, to improve clarity and quality.

Digital Cross-Connect — A specialized high-speed data channel switch that connects transmission paths based on network needs (rather than call by call). Digital cross-connects manage and reroute network traffic, and combine, consolidate and segregate signals to maximize efficiency.

Dynamic Optical Networking — A self-tuning optical network with dynamic provisioning and restoration of wavelengths.

Ethernet — A data network standard to connect computers, printers, workstations, terminals and servers.

Fiber Access — Fiber-optic systems that extend to homes or neighborhoods to deliver broadband services, including voice, data and video.

Frame Relay — Switching interface standard that transmits bursts of data over wide-area networks (WANs).

Internet — The world's largest decentralized network of computers and network servers.

IP (Internet Protocol) — Rules that enable cooperating computers to share information across a network.

Managed Access — An access and transport system that simplifies end-to-end management of mobile transport and business services.

Mobile — Wireless communications networks that use radio frequencies rather than cables.

MPLS (MultiProtocol Label Switching) — A packet-switching standard that assigns levels of priority to multiple traffic types within a data stream to assure Quality of Service (QoS).

MSPP (Multiservice Provisioning Platform) — A system that consolidates the number of separate devices needed to provide transport, switching and routing services.

Multiservice Router — A network switch that handles both data and the real-time transmission of video and voice with high reliability and quality.

Network — A system of equipment and connections for the transmission of signals that carry voice, video and data.

Network Management — A set of procedures, software, equipment and operations techniques designed to keep a network operating at maximum efficiency.

ONT (Optical Network Terminal) — A device that connects a fiber-access network to a home or business to deliver voice, data and video services.

Optical Transport — Technology that transmits communications traffic in the form of laser light over fiber-optic cable.

Professional Services — Services such as network optimization, business case analysis and network performance enhancements.

Pseudowire — A virtual connection that transports both traditional and new services over a converged packet network.

QoS (Quality of Service) — Measurement of integrity of traffic moving over a network. QoS is especially important for real-time transmissions such as financial transactions, voice and video.

ROADM (Reconfigurable Optical Add/Drop Multiplexer) — A system that enables the remote configuration of any wavelength on any network element, reducing the need to dispatch technicians.

SDH (Synchronous Digital Hierarchy) — Transport format for transmitting high-speed digital information over fiber-optic facilities outside of North America, comparable to SONET.

SONET (Synchronous Optical NETwork) — Transport format for sending high-speed digital signals through fiber-optics in North America, comparable to SDH.

TDM (Time Division Multiplexing) — Technology that combines multiple streams of traffic by assigning timeslots, sequentially in turn from each input onto a combined higher speed channel.

Transport — The process of moving voice, data or video across communications networks.

Triple-Play Services — Offering of voice, video and data from a single service provider.

VoD (Video on Demand) — A service that enables consumers to watch a video program when they choose to.

VQE (Voice Quality Enhancement) — A technique that improves sound quality by isolating and filtering out unwanted signals and sounds such as echoes and background noise.

Wireless — Mobile networks that use radio frequency rather than cables.

Wireline — Networks that use cables rather than radio frequency.

Information for Our Investors

Ownership Structure and Investor Rights

Stockholder class and voting rights: All Tellabs stockholders are entitled to one vote for each share held. Only stockholders of record as of March 2, 2009, the record date for the annual meeting determined by the board of directors, are entitled to receive notice of, to attend and to vote at the annual meeting.

Votes cast in person or by proxy at the annual meeting of stockholders will be tabulated by the inspectors of election appointed for the meeting who determine whether a quorum, a majority of the shares entitled to be voted, is present.

Stockholders Owning More than 5% of the Company's Shares:
(as of Dec. 31, 2008)
Michael J. Birck
Third Avenue Management

Stockholder Logistics

Stockholder proposals, including director nominations, must comply with the rules of the SEC and the requirements of our bylaws for inclusion in our proxy statement. Such proposals or nominations must be received no later than November 17, 2009. We strongly encourage any stockholder interested in submitting a proposal or director nomination to contact our Corporate Secretary, James Sheehan, in advance of this deadline to discuss the proposal.

If you wish to present a proposal or director nomination before our 2010 Annual Meeting, but you do not intend to have your proposal included in our 2010 proxy statement, your proposal must be delivered no earlier than January 1, 2010, and no later than January 31, 2010. Any such proposal must contain among other things, the text of any proposed business, a description of certain agreements, arrangements and understandings having a bearing on the nomination or proposal and disclosure of your economic interest in the Company.

The Company's bylaws set specific requirements for making stockholder proposals and nominating director candidates.

Certificate of Incorporation and Bylaws

Tellabs' certificate of incorporation and bylaws are available online at www.tellabs.com/investors.

Code of Ethics

Tellabs' code of ethics and global business policy are available online at www.tellabs.com/about/ethics.shtml.

Important Dates for Stockholders
(Dates subject to change)

First Quarter 2009
Record Date for Annual Meeting: March 2, 2009
Earnings Call: Tuesday, April 28 (7:30 a.m. Central time)

Second Quarter 2009
Annual Meeting: Friday, May 1
Earnings Call: Monday, July 27 (7:30 a.m. Central time)

Third Quarter 2009
Earnings Call: Monday, Oct. 26 (7:30 a.m. Central time)

We're Here to Help You

You can get investor information online at www.tellabs.com/investors or contact Tom Scottino, senior manager, investor relations, at +1.630.798.3602 or tom.scottino@tellabs.com.

Transfer Agent

Computershare Investor Services serves as the stock transfer agent for Tellabs. If you need to transfer stock, change ownership, report lost or stolen certificates, or change your address, please contact Computershare Investor Services at +1.312.360.5389.

Requests for Information
Additional information is available without charge. For additional copies of annual reports, 10-Ks, 10-Qs or other financial information, please visit www.tellabs.com/investors or contact:

Secretary
Tellabs, Inc.
One Tellabs Center
1415 West Diehl Road
Naperville, IL 60563
U.S.A.

Or visit: www.sec.gov

Stock Trading Information
Tellabs stock is traded in the United States, listed on the NASDAQ Stock Market under the symbol TLAB. It appears in newspaper stock tables as Tellabs. Tellabs is a component of the NASDAQ Global Select Market, Ocean Tomo 300™ Patent Index, the Standard & Poor's 500 Index and several corporate responsibility indexes including FTSE4Good and eight KLD indexes.

Trademarks
All trademarked or registered trademark product and service names used herein are the property of Tellabs or one of its affiliates in the United States and/or in other countries. All other product or company names used herein may be the property of their respective companies.

Annual Meeting
The 2009 Annual Meeting of Stockholders will be held at 2 p.m. Central time on Friday, May 1, 2009, at:

Northern Illinois University
1120 East Diehl Road
Naperville, IL 60563
U.S.A.

Doors will open at 1 p.m.

Internet users can hear a simultaneous live webcast of the annual meeting at www.tellabs.com.

Electronic Voting
As an added convenience, stockholders can vote their proxy by mail, by phone at +1.800.690.6903, or via the Internet at www.proxyvote.com.

Independent Auditors
Ernst & Young LLP,
Chicago, IL U.S.A.

The Tellabs Foundation
The Tellabs Foundation supports nonprofit organizations in the priority areas of education, environment and health. For information, contact Meredith Hilt, executive director of Tellabs Foundation, at meredith.hilt@tellabs.com.

Worldwide Locations
Please visit www.tellabs.com and see the "Tellabs Locations" section for the most up-to-date, complete information on Tellabs' global presence. The "Contact Us" page also provides easy access to the right people.

For Information:
In Asia Pacific
Phone: +65.6215.6411
Fax: +65.6215.6422

In Europe, Middle East and Africa
Phone: +44.870.238.4700
Fax: +44.870.238.4851

In Latin America and Caribbean
Phone: +1.954.839.2800
Fax: +1.954.839.2828

In North America
Phone: +1.630.798.8800
Fax: +1.630.798.2000

How to Reach Us
One Tellabs Center
1415 West Diehl Road
Naperville, IL 60563 U.S.A.
Phone: +1.630.798.8800
Fax: +1.630.798.2000
www.tellabs.com

On the back cover:
Product and service innovators
Among Tellabs employees innovating for customers are (left to right): Cecil Deisch in Naperville, Ill.; Jing Shi in Raleigh, N.C.; and Vesa Hokkanen and Ville Hallivuori in Espoo, Finland.


www.tellabs.com/investors